As filed with the Securities and Exchange Commission on May 12, 2000

                                                  Registration No. 333- ________

--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        FORM SB-1 REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933


                                SD PRODUCTS CORP.
                         -------------------------------
             (Exact name of registrant as specified in its charter)


Florida                  6159                522298               65-0790763
-----------------    -----------------    ------------------    ---------------
(State or Other      (Primary Standard    (North American       (IRS Employer
Jurisdiction of      Industrial           Industry              Identification
Incorporation or     Classification       Classification        ("EIN") Number)
Organization)        ("SIC") Number)      Number System
                                          ("NAICS") Number)

                     ---------------------------------------

                              2958 Braithwood Court
                             Atlanta, Georgia 30345
                                 (770) 414-9596
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive office)
   ---------------------------------------------------------------------------

Copy To:

                              Carl N. Duncan, Esq.
                              Duncan, Blum & Associates
                              5718 Tanglewood Drive
                              Bethesda, Maryland 20817
                              (301) 263-0200

        Approximate date of commencement of proposed sale to the public:
             As soon as practicable after the effective date of the
                             Registration Statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [x].

                         CALCULATION OF REGISTRATION FEE


Title of                         Proposed        Proposed
Each Class of      Amount        Maximum         Maximum         Amount of
Securities to be   to be         Offering Price  Aggregate       Registration
Registered         Registered*   per Share*      Offering Price  Fee
=================  ============  ==============  ==============  ============

Shares of Common   1,000,000
    Stock           Shares       $1.00           $1,000,000      $200
--------------------------------------------------------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file an amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

       Disclosure of Alternative Used: Alternative 1 |X| Alternative 2 |_|

                                SD Products Corp.
                              CROSS REFERENCE SHEET
               (Showing Location in the Prospectus of Information
                         Required by Items of Form SB-1)


An asterisk (*) under "Caption in Prospectus" indicates that the answer to the item of Form SB-1 Part I is negative or inapplicable.

Items in Form SB-1 (Model B)                                                    Caption in Prospectus

I.       Form 1-A Items

        1.    Cover Page Information............................................Front Cover Page

        2.    Distribution Spread...............................................Front Cover Page

        3.    Summary Information,  Risk Factors and Dilution...................Summary; Risk Factors; Dilution

        4.    Plan of Distribution..............................................Plan of Distribution

        5.    Use of Proceeds to Issuer.........................................Application of Proceeds

        6.    Description of Business...........................................The Company

        7.    Description of Property...........................................The Company

        8.    Directors, Executive Officers and Significant Employees...........The Company

        9.    Remuneration of Directors and Officers............................The Company

        10.   Security Ownership of Management and Securityholders..............The Company

        11.   Interest of Management and Others in Certain Transactions ........Conflicts of Interest

        12.   Securities to be Offered..........................................Cover Page; Description of Capital Stock

II.     Alternative 1 Items

        1.    Inside Front and Outside Back Cover Pages
              of the Prospectus Front...........................................Cover Page

        2.    Significant Parties...............................................The Company

        3.    Relationship with Issuer of Experts
              Named in the Registration Statement...............................Experts

        4.    Selling Shareholders..............................................Selling Shareholders

        5.    Changes in and Disagreements with Accountants.....................N/A

        6.    Disclosure of Commission Position on Indemnification..............Fiduciary Responsibility of Registrant's Management

       SUBJECT TO COMPLETION -- PRELIMINARY PROSPECTUS DATED MAY ___, 2000
 ................................................................................

PROSPECTUS                                                            $1,000,000

Information   contained  herein  is  subject  to  completion  or  amendment.   A
Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Preliminary Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


          Maximum 1,000,000 Shares of Common Stock @$1.00 ($1,000,000)
            Minimum 100,000 Shares of Common Stock @ 1.00 ($100,000)

                                SD PRODUCTS CORP.

     SD Products Corp., a Florida corporation (the "Company), is making this offering of 1,000,000 shares of common stock (the "Shares") on a best-efforts, self-underwritten, minimum-maximum basis (the "Offering"). The Company is engaged in the business of providing a lending (funding) source for the purchase of leased automobiles, including limousines. (See "The Company.")

     Unless earlier  terminated,  the Initial  Offering Period will be up to two
(2) months from the date hereof unless, in the sole discretion of the Company, it is extended for periods up to a total of seven (7) additional months. The selling stockholders that the Company identifies in this Prospectus are offering an additional 1,500,000 Shares. The Company will not receive any proceeds from the sale of Shares by the Selling Shareholders. (See "Plan of Distribution," "Risk Factors" and "Selling Shareholders.")

     During the Initial Offering Period (see "Prospectus Summary -- The Offering -- Offering Period(s) " and "Plan of Distribution", Shares will be offered at $1.00 per Share (the "Selling Price"). Because Shares are being sold by its sole principal, Mark A. Mintmire, on a self-underwritten basis (without the use of broker-dealers), there is no selling commission. (See "Notes to the Cover Page.") During the Continuous Offering Period, the period subsequent to the Initial Offering Period, Shares will continue to be sold at $1.00 per Share until a market develops for the Shares. (The Company intends to qualify its Shares for quotation on the NASDAQ Bulletin Board concurrently with the date of this Prospectus. ) At such time as a market develops, Shares will be sold by the Company at the average of the then prevailing bid and asked prices on the date the subscription is received. If a minimum of $100,000 of Shares is not sold during the Initial Offering Period (as it may be extended), investor funds as to shares sold by the Company will be promptly returned with all pro rata interest earned thereon. The minimum purchase is $500 for both the Initial and Continuous Offering Periods.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION NOT CONTAINED IN THE PROSPECTUS IN CONNECTION WITH THIS OFFERING AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER BY ANY PERSON WITHIN ANY JURISDICTION TO
ANY PERSON TO WHOM SUCH OFFER WOULD BE UNLAWFUL.................................

THESE ARE SPECULATIVE SECURITIES. See "Risk Factors" for certain factors that should be considered by prospective investors.

              Price to Public During Initial Offering    Selling              Proceeds to
                      Period (1)(2)(3)                   Commission (2)(3)    Company (3)
              ---------------------------------------    -----------------    -----------
Per Share                   $1.00                            $0.00                  $1.00
Total Minimum            $100,000                            $0.00               $100,000
Total Maximum          $1,000,000                            $0.00             $1,000,000

                             ( See notes following.)

(1)  During this Offering Period, there is a $500 minimum.

(2) The Shares are being self-underwritten by the Company's sole principal. There is no selling commission.

(3) These amounts are before deducting offering expenses (estimated at $34,950, whether for the Minimum or Maximum Offering).

Potential investors are advised that an investment in its Shares of the Company is subject to the following considerations, among others:

* Leasing companies can be speculative and volatile and involve significant risks, including those discussed in "Risk Factors." Moreover, prospective investors are advised that the Company's auditors have issued a report (as is often true for developmental stage entities) which raises questions about the Company's ability to continue as a "going concern". (See Financial Statement, Appendix I, and "Risk Factors - Need for Additional Capital; Proceeds from Sale of Shares May Be Inadequate; Going Concern Qualification Expressed by Auditor" and "Related Party Transactions.")

* The Company has not had significant prior operations and market acceptance may be beyond the control of management. (See "The Company" and "Risk Factors.")

* Certain conflicts of interest exist in the management of the Company. (See "Conflicts of Interest.")

* The success of the Company is dependent on its management. (See "The Company -- Management" and "Risk Factors -- Reliance on Management.")

     Until June ___, 2000 (25 days after the date hereof), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a current copy of this Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

     Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date or, in the case of information incorporated herein or therein by reference, the date of filing with the Securities and Exchange Commission.

                             INVESTMENT REQUIREMENTS

     Subscriptions for the purchase of the Shares offered hereby are subject to the following conditions:

(1) The minimum initial purchase is $500. (See "Plan of Distribution.") There is generally no limit on the maximum number of Shares that may be purchased by any one investor, except as limited by applicable regulatory considerations. (See, for example, "ERISA Considerations.")

(2) To ensure enforcement of the investment requirements associated with this Offering, each purchaser must represent in the Subscription Agreement and Power of Attorney that he has (a) a net worth of at least $100,000 (exclusive of home, furnishings and automobiles) or (b) a net worth of at least $50,000 (similarly calculated) and an annual adjusted gross income of not less than $25,000.

(3) In the case of a pension, profit sharing plan or trust or any tax-deferred or tax-exempt entity, including retirement plans, the trustee or custodian must represent that he, she or it is authorized to execute such subscription on behalf of the plan and that such investment is not prohibited by law or the plan's governing documents.

(4) The Company may reject any subscription. All subscriptions received are irrevocable.

                  The date of this Propsectus is June___, 2000

(5) The Company must have reasonable grounds to believe, on the basis of information obtained from the purchaser concerning his financial situation and needs and any other information known by the Company , that (a) the purchaser is or will be in a financial position appropriate to enable him to realize to a significant extent the benefits described in the Prospectus; (b) the purchaser has a net worth sufficient to sustain the risks inherent in an investment in the Company, including possible losses on their investment and lack of liquidity; and (c) the Company is otherwise a suitable investment for the purchaser.

     Following the conclusion of each fiscal year, Shareholders will receive an annual report, including a balance sheet, statements of operations, cash flows and changes in shareholders' equity and related footnotes. The financial statements contained in the annual report will be audited by the Company's independent certified public accountants. Unaudited quarterly reports on operations also will be distributed to Shareholders or made available through e-mail and/or the Internet.







                   [Balance of Page Left Intentionally Blank.]

                                TABLE OF CONTENTS

Descriptive Title                                                           Page

INVESTMENT REQUIREMENTS.......................................................2
PROSPECTUS SUMMARY............................................................5
SUMMARY FINANCIAL DATA........................................................6
PRO FORMA FINANCIAL INFORMATION...............................................6
INTRODUCTORY STATEMENT: WHO SHOULD INVEST.....................................6
RISK FACTORS..................................................................7
RELATED PARTY TRANSACTIONS...................................................15
FIDUCIARY RESPONSIBILITY OF THE COMPANY'S MANAGEMENT.........................16
SELLING SHAREHOLDERS.........................................................17
APPLICATION OF PROCEEDS......................................................19
CAPITALIZATION...............................................................19
DILUTION.....................................................................20
THE COMPANY..................................................................21
SELECTED FINANCIAL DATA......................................................32
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
            AND RESULTS OF OPERATIONS........................................32
ABSENCE OF PUBLIC MARKET AND DIVIDEND POLICY.................................34
DESCRIPTION OF CAPITAL STOCK.................................................34
PLAN OF DISTRIBUTION.........................................................35
ERISA CONSIDERATIONS.........................................................37
LEGAL MATTERS................................................................37
EXPERTS......................................................................37
AVAILABLE INFORMATION........................................................37
APPENDIX I (FINANCIAL STATEMENTS)............................................I-1
EXHIBIT A -- SUBSCRIPTION AGREEMENT AND POWER OF ATTORNEY....................A-1

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus. All references in this Prospectus to Shares are as of March 31, 2000 , unless otherwise specified. Prospective investors should carefully consider the information set forth under the heading "Risk Factors."

                                   The Company

     SD Products Corp., incorporated on October 20, 1997 in Florida, will be engaged in the business of providing a lending (funding) source for the purchase of leased automobiles, including limousines. (See "The Company.")

The Offering


Securities Offered 1,000,000 Shares having an aggregate offering price of by the Company $1,000,000 (the "Maximum Offering") are being offered at
                    $1.00 per Share (the "Selling  Price")  during this Offering
                    Period. The Minimum Offering ($100,000) is 100,000 Shares at
                    $1.00  per  Share.  (See  "Plan of  Distribution"  and Cover
                    Page.)

Offering            This Offering  Period begins on the date of this  Prospectus
Period(s)           and may  continue  for up to  nine  (9)  months  thereafter, unless earlier terminated or extended. (The date that (1) subscriptions for a minimum of $100,000 of Shares have been received and (2) the Company has closed the initial escrow will mark the end of the Initial Offering Period.) Subject to pertinent securities requirements, the Company expects to update this Prospectus after its Initial Offering Period and continue the Offering (the "Continuous Offering Period") for up to 24 months from the date of this Prospectus if, as expected, the $1,000,000 maximum is not achieved during the Initial Offering Period.

Proceeds Held       All subscriptions during the Initial Offering Period will be held in an  attorney  escrow  account  with  Duncan,  Blum &
                    Associates,  Bethesda,  Maryland.  Such proceeds will not be paid to the Company  until  receipt of the minimum  offering amount of $100,000; thereafter, if such minimum is achieved, the Offering will continue  during the  Continuous  Offering
                    Period at the Company's  $1.00 per Share Selling Price until a market develops for the Shares.  (At such time as a market develops,  Shares will be sold by the Company at the average of the then  prevailing  bid and asked  prices on the date a subscription is received.) If the minimum offering amount of
                    $100,000  is not  achieved,  the  related  proceeds  and all interest  earned  thereon will be returned to the investors.
                    Even after the Initial  Offering Period (so long as at least
                    the  $100,000  minimum  is  achieved),   subscriptions  will
                    continue  to be  escrowed  with  Duncan,  Blum &  Associates pending month-end  acceptance.  Investors are reminded that,
                    given  the   duration  of  the  Initial   Offering   Period,
                    subscriptions  may be held  in  escrow  for up to  nine  (9)
                    months from the date of this Prospectus. In addition, while it is expected that interest will be earned on escrowed funds, there is no assurance that interest will be earned and, in any event, interest earned will be returned pro rata to subscribers only if the $100,000 minimum offering is not achieved.

Minimum             The  minimum  purchase  is  $500.  All  interest  earned  on
Subscription        escrowed  subscriptions  will  be  retained  by the  Company
                    unless  the  minimum  is  not  achieved.   (See  "Investment
                    Requirements" and "Plan of Distribution-Subscriptions.")

Risks and           An investment in the Company involves  substantial risks due
Conflicts of        in part to the costs  which the  Company  will incur and the
Interest            highly  speculative nature of the automobile leasing funding business. (See "Related Party Transactions.") Risks inherent in investing in the Company are discussed under "Risk
                    Factors."

Plan of             The   Shares   are   being   offered   on  a   best-efforts,
Distribution        self-underwritten,   minimum-maximum   basis   by   Mark  A.
                    Mintmire, the sole principal of the Company. (See "Plan of Distribution.")


Application of      The  proceeds of the Offering are expected to be employed as
Proceeds            outlined  in  "Application  of  Proceeds,"  with  particular emphasis on enhancing the Company's credit lines. In the event more than the minimum is subscribed, the Company intends to be more aggressive in implementing its business plan. (See "Application of Proceeds" and "The Company.")


                             SUMMARY FINANCIAL DATA

     The Summary Financial Information, all of which has been derived from audited financial statements included elsewhere in this Prospectus, reflects the operations of the Company for its limited operating history as of and for the period from inception to March 31, 2000. This information should be read in conjunction with the financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operation."



Current assets                         $ 7,893
Noncurrent assets                            0

Current liabilities                          0

Gross Revenues                               0
Gross Profit                                 0
Loss from continuing operations       $ 15,317

Net loss                              $(15,317)


                         PRO FORMA FINANCIAL INFORMATION

            Pro forma financial information has not been presented since no significant business combination has occurred or is probable and, even where possible or remote, there have been no significant historical operations. Furthermore, there has been minimal historical activity (approximately 29 months). Consequently, pro forma information would serve no useful purpose. (See Appendix I.) In addition, summary financial data is provided in "Selected Financial Data."

                             INTRODUCTORY STATEMENT:
                                WHO SHOULD INVEST

     PURCHASE OF THE SHARES OFFERED HEREBY SHOULD BE MADE ONLY BY THOSE PERSONS WHO CAN AFFORD TO BEAR THE RISK OF A TOTAL LOSS OF THEIR INVESTMENT. THE COMPANY RESERVES THE RIGHT TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART.

     Each subscriber will be required to make certain representations as to his net worth and income. (See "Investment Requirements" and the Subscription Agreement and Power of Attorney attached as Exhibit A.) The Company believes that prospective investors should consider the Shares as a long-term investment. While the Company is a reporting company and intends to seek listing on the NASDAQ OTC Bulletin Board ("OTCBB"), there is currently no public market for the Company's Shares (and none is likely to develop for approximately 2 to 4 months after the date of this Prospectus). (See "Publicly Reporting Company; No Current Public Market for the Company's Shares.")

     In addition, offerees should not purchase Shares with the expectation of sheltering income.


                                  RISK FACTORS

     Prospective  investors should consider carefully,  in addition to the other
information   contained  in  this  Prospectus,   the  following  factors  before
purchasing the Shares offered hereby.

1. Development Stage Company, Minimal Assets, Working Capital and Net Worth. The Company was only recently organized on October 20, 1997 and, accordingly, is in an early form of development stage and must be considered promotional.
Management's efforts, since inception, have been allocated primarily to organizational and fund raising activities and the ability of the Company to establish itself as a going concern is dependent upon the receipt of additional funds from operations or other sources to continue those activities. Potential investors should be aware of the difficulties normally encountered by a new enterprise in its development stage, including under-capitalization, cash shortages, limitations with respect to personnel, technological, financial and other resources and lack of a client base and market recognition, most of which are beyond the Company's control. The likelihood that the Company will succeed must be considered in light of the problems, expenses and delays frequently encountered in connection with the competitive environment in which the Company will operate. There is no guarantee that the Company's proposed activities will attain the level of recognition and acceptance necessary for it to find a niche in the automobile lease financing/funding industry. There are numerous competitors in Palm Beach and Broward Counties, and the remaining State of Florida as well as in Atlanta, Georgia and nationwide, several of which are large public companies, which are already positioned in the business and which are better financed than the Company. There can be no assurance that the Company, with its very limited capitalization, will be able to compete with these companies and achieve profitability. (See "Description of Business.")

     As of March 31, 2000, the Company's total assets in the amount of $7,893 consisted of a loan receivable of $6,000 plus accrued interest $205. As a result of its minimal assets, as of March 31, 2000, the Company has very minimal net worth presently. Further, the Company's working capital is presently minimal and there can be no assurance that the Company's financial condition will improve. The Company is expected to continue to have minimal working capital or a working capital deficit as a result of current liabilities. The Company, at inception, issued 2,000,000 shares of the Company's Common Stock to Mr. Mark A. Mintmire, executive officer and director of the Company, in consideration and exchange for services performed for the Company in connection with the organization of the Company. On October 20, 1997, the Company issued 100,000 shares of unrestricted common stock to Mr. Charles Adams, the key consultant of the Company, in consideration and exchange for services performed for the Company in connection with the organization of the Company. During April 1998, the Company issued and sold an aggregate of 300,000 shares of Common Stock for cash consideration totaling $3000. During June 1998, the Company issued and sold an aggregate of 400,000 shares of Common Stock for cash consideration totaling $20,000 at $.05 per share. Even though management believes, without assurance, that it will obtain sufficient capital with which to implement its business plan on a limited scale, the Company is not expected to continue in operation without an infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing Shareholders or forego a substantial interest of its revenues, if any.

2. Limited History of Operation; Net Losses to Date; Company is a "Start-Up" with No Revenues to Date. The Company is in the early stage of development and has only a limited history of operations which, through March 31, 2000, have generated aggregate losses of $15,387. (See "The Company -- Introduction" and "Conflicts of Interest.") To the extent that the Company implements its business plan, the Company's business will be subject to all of the problems, expenses, delays and risks inherent in a new business enterprise (including limited capital, delays in program development, possible cost overruns, uncertain market acceptance and a limited operating history). (See also below "Reliance on Management.") In addition, the Company's future success will depend upon many factors, including those which may be beyond its control or which cannot be predicted at this time, such as increased levels of competition (including the emergence of additional competitors, changes in economic conditions, emergence of new technologies and changes in governmental regulations). The Company may never generate revenues or profits in the foreseeable future.

     Since its inception, most of the time and resources of the Company have been spent in organizing the Company, obtaining interim financing and developing a business plan. The Company's success is dependent upon its obtaining additional financing from intended operations, from placement of its equity or debt or from third party funding sources. The Company's success in the business of automobile lease finance/funding is dependent upon the purchasing of receipt automobile lease financing/funding receivables and the arranging of a large volume of direct automobile lease financing/funding directly to consumers, which are not expected for the foreseeable future, and/or additional financing to enable the Company to continue in operation. There is no assurance that the Company will be able to obtain additional debt or equity financing from any source. The Company, during the development stage of its operations, can be expected to sustain substantial operating expenses without generating any operating revenues or the operating revenues generated can be expected to be insufficient to cover expenses. Thus, for the foreseeable future, unless the Company attains profitable operations, which is not anticipated, the Company's financial statements will show an increasing net operating loss.

3. Need for Additional Capital; Proceeds from Sale of Shares May be Inadequate; Going Concern Qualification Expressed by Auditor. Especially if significantly less than the maximum offering is achieved, the Company's capital resources may not be adequate to fully implement its business plan.
Specifically, the Company is currently beginning its operations and a substantial portion of the proceeds from this Offering will be used to fund the Company's expansion, operations and other capital needs. There can be no assurance, however, that such proceeds will be sufficient for these purposes, especially in light of the fact that the Company is a "start-up" company with essentially no operating history and no revenues. While $100,000 may be sufficient to pursue the specific opportunities already targeted and described in this Prospectus, such amount would not be sufficient to pursue the Company's larger business plan. Specifically, without an infusion of capital or profits from operations, the Company is not expected to continue in operation after the expiration of the period of six (6) to nine (9) months from the date hereof. Accordingly, the Company is not expected to become a viable business entity unless additional equity and/or debt financing is obtained. There can be no assurance that any such additional financing that may be required will be available to the Company if and when required, or on terms acceptable to the Company, or that such additional financing, if available, would not result in substantial dilution of the equity interests of existing Shareholders. The Company does not anticipate the receipt of operating revenues until management successfully implements its business plan, which is not assured. Further, the Company may incur significant unanticipated expenditures which deplete its capital at a more rapid rate because of among other things, the development stage of its business, its limited personnel and other resources and its lack of a clients and market recognition. Because of these and other factors, management is presently unable to predict what additional costs might be incurred by the Company beyond those currently contemplated to obtain additional financing and achieve market penetration on a commercial scale in its proposed line of business, i.e. automobile lease financing/funding.

     The factors described above raise substantial doubt about the Company's ability to continue as a going concern. In this regard, see the Report of Independent Certified Public Accountants accompanying the Company's audited financial statements (Appendix I). There can be no assurance that the Company will achieve profitability or generate positive cash flow in the future. As a result of these and other factors, there can be no assurance that the Company's proposed activities and/or acquisitions will be successful or that the Company will be able to achieve or maintain profitable operations. If the Company fails to achieve profitability, its growth strategies could be materially and adversely affected. (See "Management's Discussion and Analysis of Financial Condition and Prospective Results of Operations.")

4. Minimum/Maximum Offering. While $1,000,000 is the maximum offering contemplated pursuant to this Registration Statement, it is subject to a $100,000 minimum. If such minimum is not achieved during the up to nine (9) month Initial Offering Period, subscription proceeds will be returned (with pro rata interest based on amount and timing of the subscription) to subscribers and the Offering will be terminated. (See "Plan of Distribution.") If the minimum is achieved, the Company believes it will have sufficient funds for 6-9 months of operation but at a reduced level than would be the case for the maximum offering. (See "Application of Proceeds.")

5. Need to Re-Sell Acquired Receivables in the Secondary Markets. Since the Company has minimal working capital, it will be critical that all cash resources utilized by the Company be maximized. The Company will bundle together in pools of securities, the size of which will be determined by the quality of receivables purchased and the number and dollar amount of automobile lease financing/funding receivables, for the purpose of re-selling them in a public and/or private offering for purchase by an institutional investor and/or an individual. This reselling will restore working capital to the Company with which it can put back to work to purchase additional automobile lease financing receivables and/or by directly financing an individual's automobile lease purchase. There is no assurance, however, that the Company will be successful in its efforts to re-sell these "bundled" securities in the secondary market and may, if unsuccessful, be limited in its attempt to become a viable company.

6. Reliance on Management: Lack of Experience in Automobile Lease Financing/Funding. The possible success of the Company is expected to be largely dependent on the continued services of Mr. Charles Adams, because Mr. Mintmire, the Company's sole director and executive officer, does not currently have any experience or expertise in the automobile lease finance/funding industry. Virtually all decisions concerning the clients to contact, the type of lease financing/funding programs to design and direct marketing material to disseminate and the establishment of a client profile database by the Company will be made or significantly influenced by Mr. Adams. He is presently serving as manager of his own lease finance/funding company and is required to devote a significant amount of time to the conduct of that company's business. This potential risk is even more important in this Offering since the Company's business is dependent, to a significant degree, upon the performance of one key individual, Mark A. Mintmire, the departure or disabling of whom could have a material adverse effect on the Company's performance. (See "The Company.") Mr. Mintmire and Mr. Adams are expected to devote only such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities on behalf of the Company. The loss of the services of Mr. Adams would adversely affect the conduct of the Company's business and its prospects for the future. The Company presently holds no key-man life insurance on the lives of, and has no employment contract or other agreement with, Mr. Mintmire or Mr. Adams.

7. No Client Base. The Company was only recently organized. While the Company intends to engage in the automobile lease finance/funding industry, the Company currently has no clients. Further, the very limited funding currently available to the Company will not permit it to commence business operations in the automobile lease finance/funding industry except on a very limited scale. There can be no assurance that the debt and/or equity financing, which is expected to be required by the Company in order for the Company to continue in business after the expiration of the next six (6) to nine (9) months, will be available. The Company has no clients presently and there can be no assurance that it will be successful in obtaining clients in its initial prospective marketing area encompassing Palm Beach and Broward Counties (Florida). The Company does not expect to have long-term contracts with any clients; thus, management believes that the Company must, in order to survive, ultimately obtain the loyalty of a large volume of clients. The Company could be expected to experience substantial difficulty in attracting the high volume of clients in the prospective target market which would enable the Company to achieve commercial viability. Moreover, the Company will be dependent upon Mr. Charles Adams, who has approximately two and one-half (2 1/2) years of experience in the automobile lease financing/funding industry.

8. High Risks and Unforeseen Costs Associated with the Company's Entry into the Automobile Lease Finance/Funding Industry. There can be no assurance that the costs for the establishment of a client base or for the obtaining of a substantial volume of direct automobile lease financing directly with consumers by the Company will not be significantly greater than those estimated by Company management. Therefore, the Company may expend significant unanticipated funds or significant funds may be expended by the Company without development of a commercially viable automobile lease financing/funding business. There can be no assurance that cost overruns will not occur or that such cost overruns will not adversely affect the Company. Further, unfavorable general economic conditions and/or a downturn in client confidence has in the past had, and could be expected in the future to have, an adverse affect on client ability to sell automobiles which could, in turn, adversely affect the Company's business. Additionally, competitive pressures and changes in client mix, among other things, which management expects the Company to experience in the uncertain event that it achieves commercial viability, could reduce the Company's gross profit margin from time to time. Accordingly, there can be no assurance that the Company will be capable of establishing itself in a commercially viable position in local, state and nationwide automobile lease financing/funding industry. (See "The Business.")

9. Conflict s of Interest. There are existing and potential conflicts of interest, including time, effort and corporate opportunity, involved in the participation by the Company's executive officers and director in other business entities and transactions. (See "Related Party Transactions" with regard to policies to mitigate such potential conflicts. Nonetheless, Mr. Adams is the President and manager of his own lease finance/funding company (which, by virtue of his relation to the Company, is an affiliate of the Company) will divide his time and effort between the Company, his existing employment agency and his other business obligations. Accordingly, Mr. Adams and Mr. Mintmire may become subject to direct conflicts of interest and the corporate opportunities doctrine with respect to business which come to their attention.

     Because of the existing and/or potential future associations of the Company's executive officers and directors in various capacities with other firms involved in a range of business activities and because of the limited or minimal amount of time and effort which is expected to be devoted to the Company by such persons, there are existing and potential conflicts of interest in their acting as executive officers and directors of the Company. At least initially, none of the executive officers or directors of (and the key consultant to) the Company will be able to devote a significant amount of time or effort to the business and affairs of the Company because of their simultaneous participation in, employment by and/or commitments to other firms involved in a range of business activities. In addition, all of such persons are or may become, in their individual capacities, officers, directors, controlling shareholders and/or partners of other entities (in addition to Mr. Adams' existing business) involved in a variety of businesses which are engaged, or may in the future engage, in various transactions, or compete directly, with the Company. Conflicts of interest and transactions which are not at arm's-length may arise in the future if the Company's executive officers and/or directors are involved in the management of any company which transacts business, or competes directly with, the Company.

10. No Assurance of Profitability; Dividends at Discretion of Management; No Current Plans to Pay Dividends. Dividends, if any, to Shareholders are in the discretion of management. No assurance can be given that the Company's services and products will be accepted in the marketplace or that there will be sufficient revenues generated for the Company to be profitable. Not only has the Company not paid any dividends to date, it anticipates that, for the foreseeable future, it will retain any earnings for use in the operation and future expansion of its business. Moreover, the Company may be restricted from paying dividends to its Shareholders under future credit or other financing agreement(s). (See "Related Party Transactions - Dividends Would Reduce Funds Available"and "Absence of Current Public Market and Dividend Policy.")

11. Governmental Regulation and Legal Uncertainties. The Company's business is subject to extensive federal, state and local regulation and supervision. Such regulation, among other things, requires the Company to limit interest rates, fees and other charges related to finance contracts. Such regulations exist primarily for the benefit of consumers, rather than for the protection of dealers  or  finance  companies  and could  limit the  Company's  discretion  in operating its business. Noncompliance with any applicable statutes or regulations could result in the suspension or revocation of any license at issue, as well as the imposition of civil fines and criminal penalties. Specifically, the Company's automobile lease financing/funding activities in Florida are subject to existing Florida statutes which limit the interest rate which a lender may charge on consumer finance contracts. Before expanding the companies operations to Atlanta, Georgia, the Company must consider the impact of usury laws in Georgia. To the extent that the interest rates and fees charged by the Company are limited by the application of maximum allowable interest rates and charges that in the future may be lower than those it currently charges, the Company's financial condition, results of operations or cash flows may be adversely affected.

12. Ability to Grow. The Company expects to grow through internal growth, by granting franchises and through acquisitions. The Company plans to expand its business from its current location and by entry into other markets. There can be no assurance that the Company will be able to create a market presence, or if such market presence is created, to profitably expand its market presence or successfully enter other markets. The ability of the Company to grow will depend on a number of factors, including the availability of working capital to support such growth, existing and emerging competition and the Company's ability to maintain sufficient profit margins in the face of an increasingly competitive industry. The Company must also manage costs in a changing regulatory environment, adapt its infrastructure and systems to accommodate growth and recruit and train qualified personnel.

     The Company also plans to expand its business, in part, through acquisitions primarily of independently owned and operated automobile lease finance businesses. Although the Company will continuously review potential acquisition candidates, it has not entered into any agreement, understanding or commitment with respect to any acquisitions at thistime. There can be no assurance that the Company will be able to successfully identify suitable acquisition candidates, complete acquisitions on favorable terms, or at all, or integrate acquired businesses into its operations. Moreover, there can be no assurance that acquisitions will not have a material adverse effect on the Company's operating results, particularly in the fiscal quarters immediately following the consummation of such transactions, while the operations of the acquired business are being integrated into the Company's operations. Once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as at then existing Company-owned locations or otherwise perform as expected. The Company is unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisitions will be completed. The Company will be competing for acquisition and expansion opportunities with entities that have substantially greater resources than the Company. In addition, acquisitions involve a number of special risks, such as diversion of management's attention, difficulties in the integration of acquired operations and retention of personnel, unanticipated problems or legal liabilities, and tax and accounting issues, some or all of which could have a material adverse effect on the Company's results of operations and financial condition.

     Franchise growth poses the additional risk of the inability of the Company to control the quality of services provided by its franchise associates. Moreover, the failure of any franchise associate to pay royalties due to the Company could have a material adverse effect on the Company's financial condition and results of operations. At such time as the Company enters into franchise agreements, the Company may be subject to claims asserting that it is vicariously liable for the damages allegedly caused by the franchisees. Generally, franchiser liability for the acts or inactions of its franchisees are based on agency concepts. The Company intends for its franchise agreements to state that the parties are not agents and that the franchisees control the day-to-day operations of their businesses. Furthermore, it is intended that the franchise agreements will require the franchisees to undertake certain efforts to inform the public that they are not agents of the Company and that they are independently owned and operated. Moreover, the Company will take certain additional steps to insulate its potential liability based on claims from the franchisee's conduct including requiring the franchisees to indemnify the franchiser for such claims and mandating that the franchisees carry certain insurance coverage naming the Company as an additional insured. Despite these efforts to minimize the risk of vicarious liability, there can be no assurance that a claim will not be made against the Company, nor that the indemnification requirements and insurance coverage will be sufficient to cover any judgments, settlements or costs relating to such a claim.

     For the Company to expand its business operations, it must continue to improve and expand the expertise of its personnel and must attract, train and manage qualified managers and employees to oversee and manage its contemplated expanded operations. It is the intention of the Company to significantly expand its existing business operations and management anticipates that significant expansion of its operations will continue to be required in order to address potential market opportunities. Such expansion will subject the Company to a variety of risks associated with rapidly growing companies. In particular, the Company's growth may place a significant strain on its accounting systems, internal controls and oversight of its day-to-day operations. To manage its growth, the Company must implement, improve and effectively utilize its operational, management, marketing and financial systems and train and manage its future employees. These individuals will not have previously worked together and would be required to integrate as a management team. There can be no assurance that the Company will be able to manage effectively the expansion of its operations or that the Company's current personnel, systems, procedures and controls will be adequate to support the Company's operations. Any failure of management to manage effectively the Company's growth could have a material adverse effect on the Company's business, results of operations and financial conditions. (See "-Dependence on Key Personnel." Although management intends to ensure that its internal controls remain adequate to meet the demands of further growth, there can be no assurance that its systems, controls or personnel will be sufficient to meet these demands. Inadequacies in these areas could have a material adverse effect on the Company's business, financial condition and results of operations.

13. Competition. The market for financing "credit-impaired" and/or "sub-prime" car buyers is highly competitive. The Company's competitors include local, regional and national automobile dealers, used car finance companies and other sources of financing for automobile purchases, many of which are larger and have greater financial and marketing resources than the Company. Historically, commercial banks, savings and loan associations, credit unions, captive finance subsidiaries of automobile manufacturers and other consumer lenders, many of which have significantly greater resources than the Company, have not competed for financing for credit-impaired used car buyers. To the extent that such lenders expand their activities in the credit-impaired market, the Company's financial condition, results of operations or cash flows could be materially and adversely affected. Moreover, many of the Company's competitors have significantly greater name recognition and have greater marketing, financial and other resources than the Company. The Company expects that there will be significant consolidation in automobile lease financing/funding of credit- impaired and/or sub-prime borrowers, resulting in increased competition from larger national and regional companies. There can be no assurance that the Company will be able to compete effectively against such competitors in the future.

14. Seasonal Variations in Results and Business Cycle Exposure. The Company expects to experience higher revenues in its first and second quarters because of an observed correlation between federal income tax refunds and their use as down-payments on the purchase of new and used automobiles. In addition, the Company expects to experience lower revenues in the third and fourth quarters due to lower overall economic activity. (See "The Company.") Moreover, the automobile industry historically experiences cyclical growth which follows general economic cycles. In times of economic downturns, the automobile industry tends to experience similar periods of decline and recession as those experienced by the general economy. The automobile industry is greatly influenced by consumer confidence, employment rates, general economic conditions, interest rates, levels of personal discretionary spending and credit availability. There can be no assurance that the automobile industry will not experience protracted periods of decline in sales in the future. Any protracted declines will have an adverse negative impact on the Company's financial condition, results of operations and/or cash flows.

     The Company's quarterly operating results may in the future vary significantly depending upon such factors as the timing of new announcements and customer subscriptions. The sales cycle could be lengthy and subject to a number of significant risks over which the Company has little or no control, including customers' budgetary constraints and general economic conditions. Due to the foregoing factors, quarterly revenue is difficult to forecast. Additionally, if quarterly revenue levels are below expectations, operating results are likely to be materially adversely affected. In particular, net income, if any, may be disproportionately affected by a reduction in revenue because only a small portion of the Company's expenses vary with revenue.

15. Sensitivity to Interest Rates. The Company's revenues will be derived from automobile lease finance/funding income which results from the difference between the rate of interest it pays on the funds it borrows and the rate of interest it earns pursuant to the finance contracts in its portfolio. While the finance contracts that the Company services is expected to bear interest at fixed rates, the Company's indebtedness generally bears interest at floating rates. In the event the Company's interest expense increases, the Company would seek to compensate for such increases by raising the interest rates on its new finance contracts. To the extent the Company is unable to do so because of legal limitations or otherwise, the net margins on the Company's finance contracts would decrease, thereby adversely affecting the Company's financial condition, results of operations or cash flows.

16. Lack of Working Capital Funding Source. The Company expects to receive payments on the automobile lease financing/funding receivables on a timely basis. However, the nature of the sub-prime lending market will require that the Company plan for a reserve to be held for non-performing receivables. In the event that such reserve for non- performing receivables increases substantially, the Company's working capital will be negatively impacted directly impairing operations. In addition, as new offices are established or acquired, or as the existing office is expanded, there will be increasing requirements for cash to fund the Company's plans for expansion. The Company has no current source of working capital funds and, should the Company be unable to secure additional financing on acceptable terms, its business, financial condition, results of operations and liquidity would be materially adversely affected.

17. Publicly Reporting Company; No Current Public Market for Shares. Because the Company's Shares are registered with the U.S. Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 (the "Exchange Act"), it is a reporting company. As a reporting company, it is required to file quarterly reports on Form 10-QSB and annually on Form 10-KSB and, in each case, is required to provide the financial and other information specified in such forms. In addition, the Company would be required to file on Form 8-K in the event there was a change of control, if the Company acquires or disposes of assets, if there is a bankruptcy or receivership, if the Company changes its certified accountants after certain resignations of directors and upon the occurrence of other events which may be material to Shareholders. Once these Shares are registered under the Securities Act of 1933 (the "Securities Act"), the Company intends to seek listing on the NASDAQ Bulletin Board ("OTCBB") concurrent with the date of this Prospectus. Nonetheless, except for thin trading in the OTC "Pink Sheets," there is no public market for the shares of common stock at this time. Sales of Shares in this Offering by the Company and Selling Shareholders, respectively, may have a depressive effect on the market price of the Company's common stock, should a public market develop for such. Such sales also might impede future financing by the Company. (See "Security Ownership of Certain Beneficial Owners and the Principal Shareholder" and "Selling Shareholders.") However, until such time, a purchaser of Shares may not be able to liquidate his or her investment and Shares may not be readily acceptable as collateral for loans. No assurance can be given as to the liquidity of the trading market for the Shares or that an active public market will develop or, if developed, will continue. If an active public market does not develop or is not maintained, the market price and liquidity of the Shares may be adversely affected. Consequently, holders of Shares acquired pursuant to this Offering may not be able to liquidate their investment in the event of an emergency or for any other reason, and the Shares may not be readily accepted as collateral for a loan. Accordingly, prospective investors should consider the purchase of Shares only as a long-term investment.

18. Current Lack of Secondary Trading Exemption. In the event a market develops in the Shares, which there can be no assurance, secondary trading in the Company's common stock will not be possible in each state until the Shares of are qualified for sale under the applicable securities laws of the state or the Company verifies that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. While normally available once OTCBB status is achieved, there can be no assurance that the Company will be successful in registering or qualifying the common stock for secondary trading, or availing itself of an exemption for secondary trading in the common stock, in any state. If the Company fails to register or qualify, or obtain or verify an exemption for the secondary trading of, the common stock in any particular state, the Shares could not be offered or sold to, or purchased by, a resident of that state. In the unlikely event that a significant number of states refuse to permit secondary trading in the Company's common stock, a public market for the common stock will fail to develop and the Shares could be deprived of all or portion of its value.

19. Control by the Principal Shareholder; No Cumulative Voting; and Possible Anti-Takeover Effects. The present shareholders of the Company's common stock will, by virtue of their percentage share ownership and the lack of cumulative voting, be able to elect the entire Board of Directors, establish the Company's policies and generally direct its affairs. The election of directors and other questions will be decided by a majority vote. Since cumulative voting is not permitted and one-third of the Company's outstanding common stock constitutes a quorum, investors who purchase shares of the Company's common stock may not have the power to elect even a single director and, as a practical matter, the current management will continue to effectively control the Company. Accordingly, persons investing in the Company's common stock will have no significant voice in Company management, and cannot be assured of ever having representation on the Board of Directors. (See "The Company -- Security Ownership of Certain Beneficial Owners and the Principal Shareholder.") Specifically, upon consummation of the Offering, at least 68.9% of the Company's outstanding Shares will be beneficially owned by the Company's sole principal, Mark A. Mintmire (the "Principal Shareholder.") As a result of this ownership, management (and more specifically, Mr. Mintmire) will have significant influence over the management policies and corporate affairs of the Company. Concentration of large amounts of the Company's Shares in the hands of management may also make more difficult any takeover, buy-out or change of control of the Company not approved by Mr. Mintmire. Consequently, the Principal Shareholder may be able to effectively control the outcome on all matters submitted for a vote to the Company's Shareholders (particularly if significantly less than the $1,000,000 maximum is raised). Accordingly, at least initially, the Principal Shareholder will be able to elect all of the Company's directors. Such control by the Principal Shareholder may have the effect of discouraging certain types of transactions involving an actual or potential change of control of the Company, including transactions in which holders of Shares might otherwise receive a premium for their Shares over then current market prices.

20. Possible Adverse Effect of Penny Stock Regulations on Liquidity of Common Stock in any Secondary Market. In the event a market develops in the Company's shares, of which there can be no assurance, then if a secondary trading market develops in the shares of common stock of the Company, of which there can be no assurance, the common stock is expected to come within the meaning of the term "penny stock" under 17 CAR 240.3a51-1 because such Shares are issued by a small company; are low-priced (under five dollars); and are not traded on a national stock exchange or the NASDAQ National Market System or SmallCap Market. The SEC has established risk disclosure requirements for broker-dealers participating in penny stock transactions as part of a system of disclosure and regulatory oversight for the operation of the penny stock market. Specifically, Rule 15g-9 under the Exchange Act obligates a broker-dealer to satisfy special sales practice requirements, including a requirement that it make an individualized written suitability determination of the purchaser and receive the purchaser's written consent prior to the transaction. Further, the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure instrument that provides information about penny stocks and the risks in the penny stock market. Additionally, the customer must be provided by the broker-dealer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as the Company's common stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the common stock in the secondary market, if any, which develops.

21. Self-underwritten Offering; No Commitment to Purchase Shares; No Market Maker. Because there is no firm commitment for the purchase of Shares, there can be no assurance that the Company will sell the intended $1,000,000 aggregate offering. No underwriter, placement agent or other person has contracted with the Company to purchase or sell all, or a portion of, the Shares offered hereby or in the future. Accordingly no commitment exists by anyone to purchase all or any part of the Shares being offered hereby and, consequently, the Company can give no assurance that any of the Shares will be sold. In fact, such risk factor is greater in this Offering since Shares will be exclusively self-underwritten -- meaning without the use of securities brokers -- by the Company through Mark
A. Mintmire, its sole principal who has not previously conducted a self-underwritten offering. (See 'Plan of Distribution" and "The Company -- Biographical Information.") Subscribers' funds may thus be retained in the escrow account for up to approximately nine (9) months following the date of this Prospectus. To the extent that significantly less money is raised than the $1,000,000 maximum, the Company's operating costs will be allocated among relatively fewer Shares.

22. Broad Discretion of Management with Regard to Application of Proceeds. The amounts set forth in the "Application of Proceeds" section indicates the proposed use of proceeds from this Offering. However, the actual expenditures may vary substantially from these estimates depending upon the economic conditions and the success, if any, of the Company's business. A significant portion of the net proceeds of this Offering has been allocated, among other uses, to developing its lines of credit for the purchase of leased vehicles as well as for working capital purposes. While the Company expects to use proceeds of this Offering as outlined in "Application of Proceeds," the Company retains broad discretion as to the specific use of such funds. For example, as described in such discussion $55,050 (55.05%) of funds raised are expected to be used for financing and funding lease receivables if the $100,000 minimum is achieved but increases to $490,050 (89.10%) at $550,000 and $920,050 (92.01%) at the
$1,000,000 maximum.

23. Dependence on Key Personnel. The Company's success depends to a significant extent upon, among other factors, the continued service of its key senior executive, Mark A. Mintmire, and its key consultant, Charles Adams, and on the Company's ability to attract, retain and motivate qualified personnel, including Mr. Mintmire. The inability to replace or attract new qualified personnel could have a material adverse effect on the Company. (See "The Company - Management.")

24. Arbitrary Offering Price; Dilution. There has been no prior secondary market for the Shares. The common stock's price per Share in this Offering has been arbitrarily determined by the Company's board of directors and bears no relationship to the Company's assets, book value or net worth. The Company's offering price per Share is substantially in excess of the net tangible book value as a "start-up". Accordingly, this Offering will result in immediate and substantial dilution of the net tangible book value per common share. Thus, investors who purchase Shares offered hereby will experience immediate dilution based on the difference between the subscription price and the net tangible book value per common share. Purchasers of Shares during at least the Initial
Offering Period will pay $1.00 per share which, upon completion of this Offering, will have a net tangible book value (based on the Company's balance sheet as of December 31, 1999, after giving effect to this Offering) of approximately $0.03 if the $100,000 minimum offering is achieved and $0.26 if the $1,000,000 maximum offering is achieved. That represents dilution of $0.97 per share (or approximately 97%) at the $100,000 level and $0.74 per share (or approximately 74%) at the $1,000,000 level. (See "Capitalization," "Dilution" and "Description of Capital Stock -- Generally.")

27. Financing Future Activities. While the Company has no long-term debt currently, the Company anticipates that the proceeds of this Offering will be used to finance its future activities (See "Application of Proceeds" and "Need for Additional Capital; Proceeds form Sale of Shares May be Inadequate; Going Concern Qualification Expressed by Auditor.") The Company may issue debt securities from time to time subject, among other things, to compliance with applicable securities law considerations and possible future credit or other financing agreements. Accordingly, the future issuance of debt by the Company could have a positive or an adverse impact on the Shareholders.

     In addition to the above risks, businesses are often subject to risks not foreseen by management. In reviewing the Prospectus, potential investors should keep in mind other potential risks that could be important.

                           RELATED PARTY TRANSACTIONS

     Because of certain statutory and case law relating to broad discretion granted management of a company, typically directors and officers of a corporation are indemnified by and have limited monetary liability to its Shareholders. Failure of management to satisfy its fiduciary responsibility to Shareholders could subject management to certain claims. (See "Fiduciary Responsibility of the Company's Management" and "Description of Capital Stock -- Directors' Liability.") The following inherent or potential conflicts of interests should be considered by prospective investors before subscribing for Shares. (See disclaimer at the end of the following discussion regarding certain specific transactions.)

     On October 20, 1997, the Company's inception, it issued 2,000,000 shares of restricted common stock to Mr. Mark A. Mintmire, the President and Treasurer of the Company and record and beneficial owner as of the date of this Prospectus of approximately 71.43% of the Company's outstanding common stock, in consideration and exchange for services performed for the Company in connection with the organization of the Company.

     On October 20, 1997, the Company issued 100,000 shares of unrestricted common stock to Mr. Donald F. Mintmire, the legal counsel of the Company and record and beneficial owner of approximately 3.57% of the Company's outstanding common stock, in exchange for services performed for the Company in connection with the organization of the Company valued at $500.

     On October 20, 1997, the Company issued 100,000 shares of unrestricted common stock to Mr. Charles Adams, the key consultant of the Company and record and beneficial owner of approximately 3.57% of the Company's outstanding common stock, in consideration and exchange for services performed for the Company in connection with the organization of the Company.

     On April 14, 1998, the Company sold a total of 20,000 shares of unrestricted common stock to Mark A. Mintmire, the sole executive and director of the Company and the record and beneficial owner of approximately 71.43% of the Company's outstanding common stock, for certain business consulting services performed for the Company valued at $200.

     At the current time, the Company has no provision to issue any additional securities to management, promoters or their respective affiliates or associates. At such time as the Board of Directors adopts an employee stock option or pension plan, any issuance would be in accordance with the terms thereof and proper approval. Although the Company has a very large amount of authorized but unissued common and preferred stock which may be issued without further shareholder approval or notice, the Company intends to reserve such stock for certain offerings contemplated to implement continued expansion, for acquisitions and for properly approved employee compensation at such time as such plan is adopted.

1. Members of Management May Not Be Required to Devote Full-time to the Business Activities of the Company. Mark A. Mintmire will not devote full time to the activities of the Company. Similarly, future members of management may have professional responsibilities to entities other than the Company. Those external activities may be pursued within the discretion of each individual member of management. However, as described in "Fiduciary Responsibility of the Company's Management" below, those activities are subject to fiduciary standards even if full- time is not devoted to the Company.

2. Dividends Would Reduce Funds Available for Expanding Operations. The amount and frequency of dividends declared and/or distributed to Shareholders is solely within the discretion of the Company. Since certain fees to management and/or related parties are, directly or indirectly, related to assets of the Company and the Company seeks to invest those funds to the maximum extent feasible, management would suffer an economic disadvantage if the Company reduced its assets through such distributions to Shareholders. Consequently, the Company does not expect to declare dividends for the foreseeable future.

3. No Independent Review. Investors should note that the Company and its management are represented by the same counsel. Therefore, to the extent the Company and this Offering would benefit by an independent review, such benefit will not be available in this case.

4. Possible Related Party Transactions. The Company may in the future enter into transactions with affiliates. (See disclaimer following.)

     The Company believes that any past transactions with its affiliates have been at prices and on terms no less favorable to the Company than transactions with independent third parties. The Company may enter into transactions with its affiliates in the future. However, the Company intends to continue to enter into such transactions only at prices and on terms no less favorable to the Company than transactions with independent third parties. In that context, the Company will require any director or officer who has a pecuniary interest in a matter being considered to recuse themselves from any negotiations. The Company's Amended Articles of Incorporation provide that any related party contract or transaction must be authorized, approved or ratified at a meeting of the Board of Directors by sufficient vote thereon by directors not interested therein or the transaction must be fair and reasonable to the Company. Mr. Adams, who is not presently a director of the Company, has agreed, in the event that he is elected to serve as a director of the Company in the future, that he would abstain from voting on any related party contract or transaction involving his existing business. Nevertheless, assuming Mr. Adams' future election to the Company's Board of Directors and his abstention from voting on any related party contract or transaction in accordance with his agreement, it would still be possible for the Board of Directors of the Company, by a vote of a sufficient number of disinterested directors, to authorize, approve or ratify such a contract or transaction with Mr. Adams' existing business agency or any other affiliate even if the terms were unfair to the Company and unreasonable. In any event, any debt instruments of the Company in the future are expected generally to prohibit the Company from entering into any such affiliate transaction on other than arm's-length terms. In addition, a majority of the Board is (and must continue to be) neither an officer nor have a pecuniary interest (other than as a Shareholder or Director) in any transactions with the Company, in turn, commencing immediately, a majority of the independent Board of Directors members (defined as having no pecuniary interest in the transaction under consideration) will be required to approve all matters involving interested parties.

              FIDUCIARY RESPONSIBILITY OF THE COMPANY'S MANAGEMENT

     Counsel has advised the Company's management it has a fiduciary responsibility for the safekeeping and use of all assets of the Company. (See "Related Party Transactions" and "Risk Factors -- Conflicts of Interest.") Management is accountable to each Shareholder and required to exercise good faith and integrity with respect to its affairs. (For example, whether under SEC and/or general fiduciary principles, management cannot commingle property of the Company with the property of any other person, including that of management.)

     Cases have been decided under the common or statutory law of corporations in certain jurisdictions to the effect that a Shareholder may institute legal action on behalf of himself and all other similarly situated Shareholders (a class action) to recover damages from management for violations of fiduciary duties, or on behalf of a corporation (a corporation derivative action), to recover damages from a third party where management has failed or refused to institute proceedings to recover such damages. On the basis of federal and/or state statutes, including most critically the Florida General Corporation Law, and rules and decisions by pertinent federal and/or state courts, accordingly,
(a) Shareholders in a corporation have the right, subject to the provisions of the Federal Rules of Civil Procedure and jurisdictional requirements, to bring class actions in federal court to enforce their rights under federal securities laws; and (b) Shareholders who have suffered losses in connection with the purchase or sale of their shares may be able to recover such losses from a corporation's management where the losses result from a violation by the management of SEC Rule 10b-5, promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). It should be noted, however, that in endeavoring to recover damages in such actions, it would be generally difficult to establish as a basis for liability that the Company's management has not met such standard. This is due to the broad discretion given the directors and officers of a corporation to act in its best interest.

     The SEC has stated that, to the extent any exculpatory or indemnification provision purports to include indemnification for liabilities arising under the Securities Act of 1933, as amended ( the "Securities Act"), it is the opinion of the SEC that such indemnification is contrary to public policy and, therefore, unenforceable. Shareholders who believe that the Company's management may have violated applicable law regarding fiduciary duties should consult with their own counsel as to their evaluation of the status of the law at such time.


                              SELLING SHAREHOLDERS

     The Selling Shareholders listed below are offering an aggregate 800,000 Shares in addition to the up to 1,000,000 Shares being sold by the Company pursuant to this Prospectus. (See "Risk Factors.") Such Shares must be sold by the Selling Shareholders in "brokers' transactions" as defined under pertinent securities laws. Such Selling Shareholders (not the Company) will receive the proceeds from the sale of their individual Shares.


                                                                  Amount Beneficially Owned
Name of Beneficial Owner      Address of Beneficial Owner         Prior to Offering            Percent of Class (1)
------------------------      ----------------------------        -----------------            ----------------
Charles Adams                 219 Almeria                             100,000                       .03571
                              West Palm Beach, Fl 33405

Brannon C. Amtower            594 Wilbledon Road NE - Apt 6722        20,000                        .00714
                              Atlanta, GA 30324

Angela Bartolosta             4309 W. Atlantic Boulevard - # 908      17,500                        .00625
                              Coconut Creek, Fl. 33066

James Brock                   1933 Radar Road N.E.                    20,000                        .00714
                              Atlanta, GA 30345

Kevin Bell                    299 Northside  #605                     20,000                        .00714
                              Atlanta, GA 30309

Kimberley Brown               4371 Winters Chapel Road - # 2826       17,500                        .00625
                              Doraville, GA 30380

Michael Bunn                  848 Myrtle Street N.E.                  17,500                        .00625
                              Atlanta, GA 30303

A. Rene Dervaes, Jr.          170 South Country Road                  17,500                        .00625
                              Palm Beach, Fl 33480

Marie Evans                   2583 McCurdy Way                        17,500                        .00625
                              Decatur, GA 30033

Rodney Ford                   2281 Clifton Springs Road               20,000                        .00714
                              Decatur, GA 30334

Jennifer Froehlich            928 Rosenal Road                        20,000                        .00714
                              Atlanta, GA 30306

Mark Gallagher                1238 Kendrick Road N.E.                 17,500                        .00625
                              Atlanta GA 30319

Marco Gollarza                333 Edgewood Avenue                     17,500                        .00625
                              Atlanta, GA 30312

Melinda Gore                  2409 Chastain Drive                     17,500                        .00625
                              Atlanta, GA 30342

Mathew Hann                   370 Alberta Terrace - #6-1              17,500                        .00625
                              Atlanta, GA 30305

                                                                  Amount Beneficially Owned
Name of Beneficial Owner      Address of Beneficial Owner         Prior to Offering            Percent of Class (1)
------------------------      ----------------------------        -----------------            ----------------

Roxanne Hemmerlein            1342 Eddy Road                          20,000                        .00714
                              Jacksonville, Fl 32211

Erin Hess                     10005 Greenwood Avenue -- #3            17,500                        .00625
                              Atlanta,GA 30306

Scott Jackson                 366 Barnett Street NE                   20,000                        .00714
                              Atlanta, GA 30306

Brian S. Jansma               1825 Charline NE                        20,000                        .00714
                              Atlanta, GA 30306

Christina Kelly               676 Myrtle Street                       17,500                        .00625
                              Atlanta, GA

Legal Computer Technology,    277 Royal Poinciana Way -- #195         17,500                        .00625
Inc.                          Palm Beach, FL 33480

Kerry Matheiu                 740 NW 103 Terrace                      17,500                        .00625
                              Pembroke Pines, Fl 33325

Mary C. McGowan               2057 Jordan Terrace N.E.                20,000                        .00714
                              Atlanta, GA 30345-231

Meka McNeal                   7202 Trolley Aquare Crossing            17,500                        .00625
                              Atlanta, GA 30305

Samuel Melice II              600 Davis Road North -- #87             17,500                        .00625
                              Palm Springs, FL 33461

Donald F. Mintmire            205 Sunrise Avenue - #204               17,500                        .00625
                              Palm, Beach, FL 33480

Amy Moss                      1406A Druid Valley Drive                17,500                        .00625
                              Atlanta, GA 30379

Lionel Obriot                 980 Taft Avenue -- #11                  17,500                        .00625
                              Atlanta, GA 30309

Ocean Group                   205 Sunrise Avenue - #204               17,500                        .00625
Holdings, Inc.                Palm Beach, Fl 33480

Douglas Paxton                258 8th Street N.E.                     17,500                        .00625
                              Atlanta, GA 30309

Cindy Pelierin                1570 Dekalb - #P                        20,000                        .00714
                              Atlanta, GA 30307

Sammy Peroulas                1825 Charline Avenue                    20,000                        .00714
                              Atlanta, GA 30306

Forrest Pitt                  752 Glenwood Avenue S.E. -  # 615       17,500                        .00625
                              Atlanta, GA 30316

William Ragsdale              1515 N. Highland  -- #3                 20,000                        .00714
                              Atlanta, GA 30305

Shannon Russel                500 Means Street -- Studio H            17,500                        .00625
                              Atlanta, GA 30318

John Stagl                    106 Barefoot Coove                      17,500                        .00625
                              Hypoluxo, FL

                                                                  Amount Beneficially Owned
Name of Beneficial Owner      Address of Beneficial Owner         Prior to Offering            Percent of Class (1)
------------------------      ----------------------------        -----------------            ----------------

Julia Taylor                  5022 Roderick Trave                     20,000                        .00714
                              Marietta, GA 30056

Geoffrey Watson               5022 Rodrick Trace                      20,000                        .00714J
                              Marietta, GA 30058

Jerry Weldon                  685 W/ Wesley Road                      17,500                        .00625
                              Atlanta, GA 30305                       ------                        ------

                                                  Total              800,000                      28.5712%
                                                                     =======                      ========

                             APPLICATION OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of common stock (the "Shares") offered hereby (after associated organization and offering expenses approximating $34,950) are estimated to be $965,050 if the $1,000,000 maximum offering is achieved and $65,050 if the $100,000 minimum offering is achieved. (See "Capitalization" below with regard to the Company's capitalization currently and that which will exist if the minimum or maximum offering is achieved.) The Company will not receive any of the proceeds from the sales of Shares by the Selling Shareholders. (See "Selling Shareholders" above.)

     The Company expects that such net proceeds will be used to finance expansion of its contemplated activities as well as for general corporate purposes. Specifically, in the event only the minimum amount of funding is subscribed, the Company will concentrate its efforts primarily on expanding its lines of credit and/or providing collateral for fleet financing. In the event that more than the minimum is subscribed, the Company intends to be more aggressive in implementing its business plan and further develop operations, personnel and projects. Anticipated application of proceeds below does not, however, include cash flow from revenue. The Company anticipates receiving revenues from operations, but there can be no assurance that such revenues will be sufficient to generate positive cash flow before proceeds from this Offering are expended. At anticipated levels of capital expenditures (so-called "burn rates"), proceeds from the Minimum Offering are expected to fund the Company's operations for 6-9 months. (See "Risk Factors.")

Gross Proceeds (1) (2)

                                    $100,000                        $550,000                   $1,000,000
                                    --------                        --------                   ----------
                          Dollar Amount   Percentage       Dollar Amount  Percentage    Dollar Amount  Percentage
                          -------------   ----------       -------------  ----------    -------------  ----------
Offering Expenses          $34,950          34.95%              $34,950      6.35%            $34,950     3.49%
Financing and Funding       55,050          55.05%              490,050      89.10%           920,050     92.01%
Working Capital             10,000          10.00%               25,000       4.50%            45,000     4.50%
                            ------          ------               ------       -----            ------     -----
Gross Proceeds             100,000           100%               550,000       100%          1,000,000      100%
                           =======           ====               =======       ====          =========      ====
Less Offering Expenses      34,950                               34.95                        34,950
                            ------                               -----                        ------
Net Proceeds               $65,050                             $515,050                      $965,050
                                                               ========                      ========

------------------------------

(1) The salaries of the Company's sole executive officer and key consultant are estimated to aggregate $60,000 ($30,000 each) in 2000. The balance of their respective $20,000 salaries and consulting fees will be deferred for each until the Company generates at least $1,000,000 in lease receivables. It is assumed that revenues generated from Company operations will be sufficient to pay the aggregate $60,000 non-deferred compensation described above and thus no portion of the net proceeds from this Offering are expected to be used for such purpose.

(2) In order to commence operations, the Company incurred costs, such as office rent, equipment and printing, which have been paid by Mark A. Mintmire, the Company's sole executive officer and controlling Shareholder. The Company will not reimburse Mr. Mintmire for these de minimus costs.

     The Company reserves the right to change the application of proceeds depending on unforeseen circumstances at the time of this Offering. The intent is to implement the Company's business plan to the extent possible with funds raised in this Offering. Unforeseen events, timing, the general state of the economy and the Company's ability or inability to generate revenue could greatly alter the application of proceeds from that shown above.


                                 CAPITALIZATION

            The following table sets forth (i) the capitalization of the Company as of March 31, 2000 and (ii) the pro forma capitalization of the Company on the same date, reflecting (a) the sale of the 100,000 Shares offered by the Company hereby for estimated net proceeds of 0.65 per Share (the "Minimum Offering"); and (b) the sale of 1,000,000 Shares (maximum) offered by the Company for estimated net proceeds of 0.97 per Share (the "Maximum Offering").
(See "Application of Proceeds" and  "Description of Capital Stock.")


                                                                                             As Adjusted
                                                                              Actual     Minimum     Maximum
                                                                              ------     -------------------
Shareholders' equity
    Common  stock,  $.0001  par  value;  50,000,000  Shares  authorized;
    2,800,000Shares  issued and  outstanding;  2,900,000  (Minimum)  and
    3,800,000 (Maximum)
    Shares to be issued and outstanding, as adjusted                            $280        $290        $380
Additional Paid-in capital                                                    22,930      88,150     988,060
Deficit accumulated during the development stage                             (15,387)    (15,387)    (15,387)
                                                                             --------    --------   --------
Total Shareholders' equity and total capitalization                           $7,893      $72,963   $973,053
                                                                              ======      =======   ========

                                    DILUTION

     The following table sets forth the percentage of equity the investors in this Offering will own compared to the percentage of equity owned by the present shareholders, and the comparative amounts paid for the Shares by the investors as compared to the total consideration paid by the present shareholders of the Company. (See "Description of Capital Stock," "Risk Factors" and "Capitalization" for a more complete discussion of total number of Shares and associated rights and consequences.)

Dilution for $100,000 Offering (1)

Initial public offering price per Share                                             $1.00   (100.0%)

    Net tangible book value per Share before offering       0.003   (0.3%)
    Increase per Share attributable to new Shareholders     0.027   (2.7%)

Pro forma net tangible book value per Share after offering                          $0.03    (3%)
                                                                                    ------
Total dilution per Share to new Shareholders                               $0.97    (97%)
                                                                           =====



                   Shares Purchased      Total Consideration
                   ----------------      -------------------
                                                                   Average Price
                  Number     Percent      Amount     Percent          Per Share
                  ------     -------      ------     -------          ---------
Existing Shares   2,800,000   96.60        23,210     18.84             0.008
New Shares          100,000    0.40       100,000     81.16             1.00
                    -------    ----       -------     -----             ----
                  2,900,000  100.00       123,210    100.00             0.04
                  =========  ======       =======    ======             ====

Dilution for $1,000,000 Offering (2)

Initial public offering price per Share                                             $1.00  (100.0%)

   Net tangible book value per Share before offering        $0.003  (0.3%)
   Increase per Share attributable to new Shareholders      $0.257  (2.57%)

Pro forma net tangible book value per Share after offering                          $0.26     (2.6%)
                                                                                    -----
Total dilution per Share to new Shareholders                              $0.74     (74%)
                                                                          =====



                   Shares Purchased      Total Consideration
                   ----------------      -------------------
                                                                   Average Price
                  Number     Percent      Amount     Percent          Per Share
                  ------     -------      ------     -------          ---------
Existing Shares   2,800,000   73.6           $23,210    2.3        $0.008
New Shares        1,000,000   26.4         1,000,000   97.7         1.00
                  ---------   ----         ---------   ----         ----
                  3,800,000  100.00       $1,023,210  100.00       $0.269
                  =========  ------       ==========  ======       ======

------

(1) Assumes issuance and sale of 100,000 of the Company's Shares during this Offering Period in addition to the 2,800,000 Shares currently outstanding.
(2) Assumes issuance and sale of 1,000,000 of the Company's Shares during this Offering Period in addition to the 2,800,000 Shares currently outstanding.


                                   THE COMPANY

Introduction

     SD Products Corp. (hereinafter referred to as the "Company") was organized under the laws of Florida on October 20, 1997. The Company was organized by Mr. Mark A. Mintmire, the executive officer and director of the Company, for the purpose of engaging in the business of providing a lending (funding) source for the purchase of leased automobiles, including limousines. (See "Management".) In this regard, the Company has retained the services of Mr. Charles Adams to act as a key consultant to the Company. (See "Employees and Consultants.") It is anticipated that the Company will benefit from the synergy expected to result from the combination of the specialized working experience and expertise of Mr. Mintmire with Mr. Adams' experience in the industry. The Company's executive offices are presently located at 2958 Braithwood Court, Atlanta, Georgia 30345 and its telephone number is (770) 414- 9596.

     The Company generally has been inactive, having conducted no business operations except organizational and fund raising activities since its inception. The Company received gross proceeds in the amount of $23,000 from the sale of a total of 800,000 shares of common stock, $.0001 per value per share (the "Shares"), in two (2) offerings conducted pursuant to Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Rule 504 of Regulation D promulgated thereunder ("Rule 504"). These offerings were made in the State of Georgia and the State of Florida. The Company undertook its first offering of its Shares pursuant to Rule 504 on April 7, 1998 and its second offering of shares of common stock pursuant to Rule 504 on June 24,1998. While no offering memorandum was used in connection with these offerings, the business plan of the Company was provided to each prospective investor. Neither Georgia nor Florida required a disclosure document under the terms of the exemption under which these offerings were made.

     The Company has had no employees since its organization. It is anticipated that the Company's sole executive officer and director, along with the consultant as described below, will receive reasonable paid and/or accrued salaries for services as executive officers at such time as the Company commences business operations. These individuals will devote such time and effort as may be necessary to participate in the day-to-day management of the Company. The Company proposes to engage in business as the provider of financing/funding for automobile leases.

Business of Issuer

     The following discussion of the financing market, as it relates to the Company's medium and long term business objectives, is pertinent only if the Company is successful in obtaining sufficient debt and/or equity financing to commence operations as a lender and, in addition thereto, is able to generate significant profits from operations (which are not expected in the foreseeable future) and/or additional financing to continue in business and/or fund the anticipated growth, assuming the Company's proposed business is successful. There can be no assurance such financing can be obtained or that the Company's proposed business will be successful. (See "Risk Factors.")

     Mr. Mintmire decided to pursue the leasing/financing business via the Company because of the belief that his formal education, when combined with Mr. Adams' leasing business experience, will enable them to develop a successful financing/funding company which will have the advantages of, among other things, greater availability of capital and potential for growth through the vehicle of a public company as compared to a privately-held company. The time required to be devoted by each individual, including Mr. Mintmire and Mr. Adams, to manage the day-to-day affairs of the Company is presently estimated to be approximately five to ten hours per week. This time commitment on the part of these individuals is expected to increase at such time, if ever, as the Company obtains sufficient funding with which to commence the search for leases to finance/fund.

     The Company will be dependent upon its consultant, Mr. Adams, to develop the client base with whom to arrange lease financing/funding. Mr. Adams has extensive experience in the leasing business and has managed his own employment leasing business for approximately the last two and one-half (2 1/2) years (initially as a sole proprietor and the last six (6) months as a corporation). The Company plans to use to its advantage Mr. Adams' reputation in the leasing industry. Nevertheless, while Mr. Adams has been successful in the past, there can be no assurance that he will be successful in building the client base necessary for the successful operation of the Company.

     The Company intends to lend funds for automobile lease financing/funding, initially in the Palm Beach and Broward County, Florida area and thereafter in selected areas nationwide. The Company plans to be able to provide a full spectrum of lease financing/funding services for its clients.

     In its initial phase, the Company will operate out of the facility provided by Mr. Mintmire. Mr. Adams will begin by finding clients for the Company and advising Mr. Mintmire in the operation of the lease financing/funding market. In the event the Company requires additional capital during this phase, Mr. Mintmire has committed to fund the operation until such time as additional capital is available.

     Due to the limited capital available to the Company as described in "Risk Factors", the principal risks during this phase are that the Company is dependent upon Mr. Adams' efforts, that Mr. Mintmire lacks experience and that the Company will not be able to establish a sufficiently profitable client base to establish the lease financing/funding business.

     To implement the initial plan, the Company intends to initiate this public offering in order to raise an additional $100,000 to $1,000,000. In the event such placement is successful, the Company believes that it will have sufficient operating capital to meet the initial expansion goals and operating costs for approximately six (6) months. In the event the Company is not successful in raising such funds, the Company believes that it will not be able to continue operations past a period of six (6) to nine (9) months.

     Even if the Company is successful at raising this additional money, there can be no assurance that the implementation of the expansion of the initial plan will increase the number of potential clients. By expanding, the Company may face unforeseen costs associated with entry into the lease financing/funding market. The Company still will be largely dependent upon Mr. Adams and to a limited extent upon Mr. Mintmire to find suitable clients on a profitable and timely basis. Additionally, Mr. Adams may have a conflict between the time demands of an expanding business and the time requirements of his existing business. Although the Company believes $100,000 is sufficient to cover operations for the projected period, there can be no assurance that such funding can cover the additional risks associated with expansion.

     If the Company is able to generate enough revenue during the initial phase to support the business in Palm Beach and Broward Counties, in the medium term, the Company plans to open one (1) additional office each quarter until such time as it has four (4) offices operating. The Company intends to open the first expansion office outside of Palm Beach and Broward Counties in Atlanta, Georgia since Mr. Mintmire already has an operation in that area and is familiar with the business environment there. The Company anticipates that it will require an additional $100,000 to fund one (1) year of operations at the Atlanta area location for acquisition of office space, equipment and wages for clerical staff. The Company also believes that Mr. Adams will be capable of managing the Palm Beach and Broward Counties operation at this time, while Mr. Mintmire will oversee Atlanta, Georgia and generally oversee the Palm Beach and Broward Counties operation. To fund the expansion into Palm Beach and Broward Counties, the Company intends to initiate this self-underwritten offering to raise
$100,000 to $1,000,000. If the Company is not successful in raising such additional funds, the Company believes that it will not be able to operate a Georgia location without creating a financial drain on the first location. Even if it is successful, there can be no assurance that the Company will achieve any acceptance in the Palm Beach and Broward Counties marketplace and may not establish a sufficient client base to make the venture viable.

     During the first quarter in which the Atlanta, Georgia office is operating, the Company intends to seek funding through an additional offering, seeking an additional $300,000. Such funds will be utilized to open the third and fourth office during the next two quarters. While office space, clerical help, equipment costs and operations for a one (1) year period are not anticipated to exceed $100,000, the Company believes that both Mr. Adams and Mr. Mintmire should be placed on an annual salary and that advertising and promotional costs must be increased in order to increase the accessability to a broader range of potential clients. Also, in order to be competitive with other automobile lease finance /funding companies, the Company must implement an employee benefit program. The Company believes that the additional $100,000 in this offering should be sufficient to cover these increased costs for up to nine (9) months. The Company plans to open its third office in Martin County since that is immediately contiguous to Palm Beach and Broward County and its fourth office in Dade County. The Company believes that by covering these contiguous counties in South Florida and having coverage in Atlanta, Georgia, that it will have access to a broader range of potential clients and a larger pool of potential client lease financing/funding. Further, it believes that operations in the contiguous Florida counties and in Atlanta, Georgia, will lead to economies of scale which will increase the potential profitability of the Company. Areas in which the Company believes it will have the benefit of the greatest economies of scale are advertising, expenses and the availability of a larger automobile lease finance/funding market.

     The principal risks of these expanded operations would be unforeseen costs associated with entry into the expanded market, increased costs associated with a larger geographic area of coverage, additional clerical employee related claims associated with a larger support staff, inability to establish a presence in the expanded market place, increased competition and increased risk associated with the lapse between purchasing the lease finance/funding contracts and the receipt of the stream of cash flows related to each individual automobile receivable. (See "Risk Factors.") Should the Company incur any large liabilities because of its operations, which risk increases as the Company's geographic coverage expands, such liabilities could have a substantially detrimental affect upon the Company's financial condition. Further, should the Company be unable to secure the financing required for the additional expansion, the anticipated revenues from a reduced operation, while potentially able to meet the operating needs of the Company, would impede the likelihood of incremental revenue increases necessary for the long term financial success of the Company.

     The Company plans to monitor closely its medium term operations for approximately one (1) year. If it has been successful in securing the necessary financing and if each of the operations is capable of sustaining itself, the Company intends to seek additional financing through the offering of additional equity securities, conventional bank financing, small business administration financing, venture capital and/or the private placement of corporate debt for a total of approximately $1,000,000. There can be no assurance that any of these financing sources will be available to the Company. If the Company plan to seek additional financing is successful, the Company intends to open additional offices which compliment the Southern Florida and Atlanta, Georgia operations, beginning in Atlanta, then expanding into Martin County and Indian River County and to add a regional manager to oversee these additional operations. The Company believes that such expansion will achieve similar economies of scale as those which are anticipated by the Palm Beach, Broward and Dade Counties expansion. Further, the Company believes that such expansion will place the Company in a position to be a major force in the lease purchase financing/funding industry in Florida and Georgia. If such expansion is implemented, Mr. Adams and Mr. Mintmire believe that they will be able to oversee the operation with the addition of the contemplated regional manager.

     The Company has not sought as of yet any debt financing since it believes that any qualified venture capital firm will not loan any funds to the Company until such time as it has completed at least two years of profitable operations. Once it has met such criteria, the Company intends to seek out funds from licensed venture capital firms and to negotiate terms which will fit the financial capabilities of the Company. Since the Company does not intend to seek debt financing until such time as it has several locations operating successfully, it believes that it can negotiate appropriate placement and repayment terms for such borrowings. However, there can be no assurance that such funds will be available to it or that suitable terms which are most advantageous to the Company can be negotiated. In addition, the Company does not, at this time, anticipate that it will require substantial leverage to fund the expanded operations. However, in the event the Company did receive debt financing and in the event the Company is not successful in sustaining operations or meeting such debt and defaulted in its payments on the debt, then such debt financing would result in foreclosure upon the Company's assets to the detriment of its Shareholders.

     Although the Company is authorized to borrow funds, as discussed, it does not intend to do so until such time as it has been operating for a given period of time. At such time as the Company seeks borrowed funds, it does not intend to use the proceeds to make payments to the Company's promoters(if any), management (except as reasonable salaries, benefits and out of pocket expenses) or their respective affiliates or associates, if any. The Company has no present intention of acquiring any assets or other property owned by any promoter, management or their respective affiliates or associates or acquiring or merging with a business or company in which the Company's promoters, management or their respective affiliates or associates directly or indirectly have an ownership interest. Existing conflict of interest provisions are set forth in the Amended Articles of Incorporation for the Company. Management is not aware of any circumstances under which this policy, through their own initiative, may be changed. Although there is no present potential for a related party transaction, in the event that any payments are to be made to promoters and management such will be disclosed to the security holders and no such payments will be made in breach of the fiduciary duty such related persons have to the Company. (See "Related Party Transactions.")

     There  are  no   arrangements,   agreements   or   understandings   between
non-management   shareholders   and   management   under  which   non-management
shareholders may directly or indirectly participate in or influence the management of the Company's affairs. There are no arrangements, agreements or understandings under which non- management shareholders will exercise their voting rights to continue to elect the current directors to the Company's Board of Directors.

     In the event the Company is successful in securing the additional financing for its long term expansion, it plans to seek acquisitions of qualified companies which the Company believes will compliment its overall strategy inside and outside of Florida. The Company will seek acquisitions of related companies and expand its operations to eventually encompass the entire United States. At such time as the Company enters the automobile lease finance/funding market outside of Florida, the Company will be required to comply with applicable regulations on a state-by-state basis regarding such entities.

     Such increased expansion may increase greatly the risks associated with the Company's operations. The Company will continue to be dependent upon obtaining a sufficient client base which possesses an appropriate number of consumer lease contracts. Increased operations and expansion into other geographic areas expose the Company to the potential of unfavorable interpretation of government regulations. In addition, the larger the geographic market, the greater the chance of increased support staff costs. Furthermore, expansion will expose the Company to competition from larger and more established automobile lease finance/funding firms, many of whom have greater resources than the Company. The Company anticipates that revenues from such expanded operations may result in greater revenue fluctuations as a result of seasonal variations in the automobile sales market and the Company's support staffing needs. Also, the Company will be required to pay wages to a larger support staff while still experiencing 30 to 45 day delays in direct payments received from the new lease financing/funding receivables. In addition, with expansion and implementation of an employee benefit plan which is necessary in order to be competitive for qualified employees, in the event such plan were to be disallowed, loss of qualified status could have an adverse effect upon the Company. Finally, as a larger Company, it could face possible adverse affects from fluctuations in the general economy and business of its clients.

     Another avenue available to the Company to aid its ability to expand is to seek a reverse merger with a larger, public company. While the Company has no present intention to seek such a merger, in the event that an appropriate vehicle were to become known to the Company, the Board of the Company would evaluate the relative risks and merits of such a merger to the overall plans for the Company. The Company may also seek to expand by acquisitions of unrelated companies which engage in related services such as industrial equipment financing, aircraft lease financing and aircraft equipment financing.

     As a reporting company the Company is required to file quarterly reports on Form 10-QSB and annually on Form 10-KSB and, in each case, is required to provide the financial and other information specified in such forms. In addition, the Company would be required to file on Form 8-K in the event there was a change of control, if the Company acquires or disposes of assets, if there is a bankruptcy or receivership, if the Company changes its certified accountants after certain resignations of directors and upon the occurrence of other events which may be material to Shareholders. Being subject to such reporting requirements reduces the pool of potential acquisitions or merger candidates for the Company since such transactions require that certified financials must be provided for the acquiring, acquired or merging candidate within a specified period of time. That is why the Company intends to expand through internal operations through the short and medium term. At such time as the Company will seek acquisitions or mergers, it will limit itself to companies which either already have certified financial statements or companies whose operations lend themselves to review for a certified audit within the required time.

     The Company believes that, because these potential "credit impaired" purchasers represent a substantial market, there is a demand by automobile dealers with respect to financing for non-prime borrowers that has not been effectively served by traditional automobile financing sources.

Business Strategy

     The Company's business strategy, which is dependent upon its obtaining sufficient financing with which to implement its business plan (of which there is no assurance), is to provide automobile lease financing/funding to both automobile dealers and automobile purchasers. The Company's primary revenues will be based upon ability of the Company to purchase at a discount automobile lease financing/funding contracts and/or receivables from car dealers. The Company's secondary revenue source will be based upon the income earned from the interest charged to purchasers who are directly financed by the Company. (Any profit realized in a final sale price will be booked by the car dealership.) The Company's revenues are dependent on the number of clients and the leases/contracts available for purchase at a discount, the percentage of non-performing receivables and the number of purchasers the Company directly finances.

     The Company will bundle the automobile lease financing/funding receivables it acquires into pools of securities for the purpose of offering such pools for sale in the secondary market via a public and/or private offering or through the sale to a public and/or private institution or individual buyer. This reselling of receivables will enable the Company to re-use its cash with which it will re-commit to purchase additional automobile lease financing/funding receivables or to use to finance sub prime and/or credit impaired clients on an individual basis.

     The Company's primary direct costs will be (i) salaries to Mr. Adams and Mr. Mintmire (payroll cost, actual or deferred), (ii) marketing and sales related costs, (iii) employment related taxes and (iii) health benefits. Employment related taxes consist of the employer's portion of payroll taxes required under the Federal Income Contribution Act ("FICA"), which includes Social Security and Medicare, and federal and state unemployment taxes. The federal tax rates are defined by the appropriate federal regulations. State of Florida unemployment tax rates are affected by claims experience, of which the Company has none at this time. Health benefits are comprised primarily of medical insurance costs, but also include costs of other employee benefits such as prescription coverage, vision care, disability insurance and employee assistance plans.

     The Company's gross profit margin will be determined in part by its ability to minimize and control operating costs; to maximize the discounts applicable to the automobile lease financing/funding contracts; to finance reliably performing impaired credit receivables, thereby obtaining the highest cash flows available per contract pool; being able to provide direct financing of high quality credit impaired automobile purchasers; and, how successful the Company will be in re-selling the pooled receivable bundles in the secondary market. The Company will attempt to maximize the discounts to the automobile lease financing/funding contracts it purchases and to carefully select which impaired credit borrowers to finance because it will not have many direct costs over which it can minimize much further with the exception of marketing and sales related costs.

     The Company's objective is to become a dominant provider of automobile lease financing/funding for the sub prime and/or credit impaired car buyer at first in a select geographic area, beginning in Palm Beach and Broward Counties, Florida, expanding to Atlanta, Georgia, then to contiguous counties in South Florida and, eventually throughout Florida, Georgia and selected areas nationwide. To achieve this objective, and assuming that sufficient operating capital becomes available, the Company intends to: (i) provide a comprehensive package of automobile lease financing/funding programs to both dealerships and individuals; and (ii) focus on Palm Beach and Broward Counties which have high growth opportunities.

     Management expects, in the event the Company achieves commercial success, initially to increase the Company's market penetration through internal expansion and thereafter through selected acquisitions. Such acquisitions could include both new and used car dealerships and financing companies related thereto. Management believes that in the current market, expansion into markets beyond the state of Florida could be especially attractive because it is believed that the internal structuring of a successful operation in Florida can be replicated in other selected geographic areas with high growth opportunities. However, such expansion presents certain challenges and risks. There is no assurance that the Company, even if it is successful in establishing a presence in its targeted markets, will be able to profitably penetrate these markets.

Proposed Company Staffing and Services

     Mr. Adams has been managing his own company in the automobile lease finance/funding industry for approximately the past two and one-half (2 1/2) years. Under Mr. Adams' direction, the Company plans to offer clients a full array of automobile lease financing programs. It is anticipated, and subject to the availability of additional funding, that the Company will employ a manager, additional clerical support and an accountant.

     The Company believes that its initial success will be due in part to the familiarity of Mr. Adams with the automobile lease finance/funding businesses of its potential clients. He will visit clients and prospective clients on a regular schedule to allow for the necessary lead time to permit strong business relationships to develop. To insure client satisfaction, Mr. Adams will pursue a pro-active approach with prospective and existing clients. This pro-active approach will include the providing of customized marketing information illustrating financing program alternative which dealerships may use in closing a sale with a customer. Mr. Mintmire also will become familiar with the Company's automobile lease finance/funding industry clients by teaming up with Mr. Adams on client visits to establish as sound a business relationship with such clients as Mr. Adams.

     Management is unable at this time to forecast with any degree of certainty the acceptance of the Company's lease finance/funding programs or the expenses of doing business; however, the Company intends to market its programs competitively in the Company's target markets.

Sales and Marketing

     The Company plans to market its automobile lease finance/funding programs through a combination of marketing channels including direct sales, franchises and strategic alliances. The Company believes that this multi- channel approach will allow the Company to quickly access a pool of automobile lease finance receivables, develop regional awareness and ultimately become a market leader. Of the three marketing channels intended to be employed by the Company, direct sales is widely recognized as the most common in the industry due to the relationship building that is necessary to be established with clients; furthermore, strategic alliances have often been used to provide an appearance of a proprietary "in-house" financing alternative. Franchising is an often used means whereby an automobile lease finance/funding company can further expand its revenue stream not only in obtaining additional lease finance receivables but also by the receipt of franchise revenues. In addition, another benefit to franchising has been the further recognition of a company's brand-name in the marketplace by consumers. There can be no assurance that any of these techniques will be used or will be successful. The Company intends to compete, assuming that it is successful in obtaining sufficient financing, with other companies in its target markets who are currently providing automobile lease finance/funding programs.

     The Company anticipates that its initial marketing efforts will be in the area of direct sales. Good quality presentations and professional follow-up with the clients will be essential to the Company's success. Initially, Mr. Adams will secure the Company's client base. However, the Company anticipates that it will employ qualified sales personnel to establish new customer accounts. The Company believes that by employing its own sales personnel it will be able to penetrate additional markets at a minimal cost since sales associates receive compensation in the form of commissions based upon a client's use of the Company's programs. This commission based compensation program will reduce the overhead costs for the Company.

     The Company's ability to develop markets through the efforts of Mr. Adams and, eventually, a sales force is dependent upon management's ability to obtain necessary financing, of which there can be no assurance. Assuming the availability of adequate funding, the Company intends to stay abreast of changes in the marketplace by ensuring that it remain in the field where clients and competitors can be observed firsthand. The Company does not anticipate obtaining long-term written contracts with clients since such contracts are not common in the automobile lease finance/funding industry; however, management believes that the loyalty of such clients can be maintained through a continuous presence, relationship building and, more importantly, through effective and professional servicing of client accounts.

     The Company will attempt to maintain diversity within its client base in order to decrease its exposure to downturns or volatility in any particular industry. As part of this client selection strategy, the Company intends to offer its services to those clients which have a reputation for reputable dealings and a reliable and broad inventory base and eliminating clients that it believes present a higher risk of product mechanical failure and very poor sub-prime and/or very poor "impaired credit" purchaser profiles. Where feasible, the Company will evaluate each client's portfolio of automobile lease finance/funding receivables for creditworthiness, product grade and loan failure history.

Competition

     The non-prime consumer credit market consists of many national, regional and local competitors with various strategies to approach industry risks. Although fragmented, the market is becoming increasingly competitive due to its profitability and relative ease of entry. Existing and potential competitors include well-established financial institutions, such as banks, savings and loans, small loan companies, leasing companies and captive finance companies owned by automobile manufacturers and others. Many of these financial organizations do not consistently solicit business in the non-prime consumer credit market. The Company believes that captive finance companies generally focus on new car financing, and direct their marketing efforts to the non-prime consumer market only when inventory control and/or production scheduling requirements of their parent organizations dictate a need to enhance sales volumes and then exit the market once such sales volumes are satisfied. Increased regulatory oversight and capital requirements imposed by market conditions and governmental agencies have limited the activities of many banks and savings and loans in the non-prime consumer credit market.

Industry Regulation

     As an employer, the Company is subject to all federal, state and local statutes and regulations governing its relationship with its employees and affecting businesses generally.

Seasonality

     The Company believes that its results of operations will reflect the seasonality of higher client demand which is associated with federal income tax refunds. It has been observed, as has been the case with other "big ticket" items, that car buying appears to be higher in the first two quarters of the calendar year than in the later half of the year. Many car purchasers receive income tax refunds during the first half of the year which becomes a principal source of down payments on new and used car purchases.

Employees and Consultants

     The Company has had no employees since its organization. In addition, Mr. Mintmire, (the Company's sole executive officer and director)and Mr. Charles Adams (the Company's key consultant) have served in those positions without compensation through the date hereof. Mr. Adams was compensated, in the form of company common stock, for specialized services, including the preparation of a business plan and the performance of consulting services. Mr. Mintmire was compensated, in the form of restricted common stock, for management services relating to the formation of the Company and for financial consulting services.

     The Company has had negligible revenues since its inception due to the fact that its key executive, Mr. Mintmire, until his graduation in August 1998, has been enrolled as a full-time college student in the Masters of Business Administration program at Georgia State University, in Atlanta, Georgia. Upon finishing his education, Mr. Mintmire decided to pursue the lease financing business because of the belief that his prior formal business training, when combined with Mr. Adams' years of experience in the industry, will enable them to develop a successful lease financing company which will have the advantages of among other things, greater availability of capital and potential for growth through the vehicle of a public company as compared to a privately-held company.

     The Company will be dependent upon Mr. Adams to develop the client base with whom to place automobile lease financing/funding programs. Mr. Adams has many years of experience in the lease financing business and has managed his own business for several years. The Company plans to use to its advantage Mr. Adams' reputation in the industry. Nevertheless, while Mr. Adams has been successful in the past, there can be no assurance that he will be successful in building the client base and client solicitation program necessary for the successful operation of the Company.

Facilities

     The Company maintains its office rent free at facilities provided by Mr. Mark A. Mintmire, the sole officer and director of the Company, at 2958 Braithwood Court, Atlanta, Georgia 30345. Its telephone number is (770) 414-9596. The Company anticipates that it will have continued use of this office on a rent-free basis for the foreseeable future and that this arrangement will be adequate for the Company's needs while it is in the development stage. Assuming that the Company obtains the necessary additional financing and is successful in implementing its business plan, no assurance of which can be made, the Company will require its own commercial facility in Palm Beach County. In such event, management believes that the Company would be able to locate adequate facilities at reasonable rental rates in Palm Beach County, suitable for its future needs.

Management

(1) Introduction

     By way of summary,  the following table reflects the name, age and position
of  the  Company's   executive  officer  and  director.   See  the  biographical
information which follows:

Name                  Age  Position
--------------------  ---- ---------------------------
Mark A. Mintmire (1)  29   President, Secretary, Chief Executive Officer
                           and Director
Charles Adams (2)     33   Consultant(1) (2)

(1) Mr. Mintmire may be deemed to be the sole "promoter" and "parent" of the Company as those terms are defined under the Rules and Regulations promulgated under the Securities Act.
(2) Mr. Adams acts as a key consultant to the Company but should not be deemed a "promoter" or "parent" of the Company.

     All directors hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Director. Mr. Mintmire and Mr. Adams will devote such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities as executive officers and/or directors of the Company. Aside from the above receptive officer/director and key consultant, there are no other persons whose activities will be material to the operations of the Company at this time.

(2) Officer

     Mark A. Mintmire has served as the sole executive President, Treasurer and Director of the Company since its inception(October 20, 1997). As such, he acts as the CEO, CFO and principal accounting officer. Mr. Mintmire was a full time Masters of Business Administration student at Georgia State University, Atlanta, Georgia, until graduating in August 1998, concentrating in Finance. Mr. Mintmire is an active consultant to a number of companies including: Global Equity Funds, Ltd., a small private investment banking group located in Calgary, Canada; Paradigm Sales and Marketing Corporation, located in Hattiesburg, Mississippi; and Bio-Solutions International, Inc., located in Denver, Colorado. From 1993 through September 1997 Mr. Mintmire formed, financed and operated a bar and restaurant in Atlanta, Georgia, with an investor and operational group. Mr. Mintmire sold his interest in the bar and restaurant in September 1997 to attend graduate school. Mr. Mintmire has extensive experience in computer based capital budgeting and financial forecasting.

(3) Key Consultant

     Mr. Charles Adams has served as the Company's key consultant since its inception and since October 1997 he has engaged in private business ventures, mostly in the area of finance. Through his company, Adams Inc., which was formed in October 1997, he is currently providing consulting services and commercial equipment leasing. Mr. Adams specializes in financing equipment which is placed with end users. From October 1997 until the present, Mr. Adams has been employed by Carcorp, Inc. which is one of only two lenders who provide commercial paper for Bombardier, Inc., under operating leases for Lear jets and other major aviation equipment. Mr. Adams is the Director of Finance of Carcorp, Inc. and supervises a staff of eight (8). In this capacity, Mr. Adams arranges the operating leases for rolling stock, large commercial equipment, aviation and commercial marine end users. From 1995 through October 1997, Mr. Adams was independently engaged in commercial leasing of limousines and limousine fleets. From 1996 through October 1997, he also was employed by Ed Morse Cadillac as the Fleet Manager for its Jeep operations. From 1993 through 1995, Mr. Adams was employed by Palm Beach Lincoln Mercury in sales. Prior to relocating to Florida, from 1991 through 1993 Mr. Adams was employed by Alpha Zeta Trust in California, where he was responsible for the acquisition of commercial real estate, including negotiations of sale and arrangement of bridge financing. During Mr. Adams' employment, Alpha Zeta Trust acquired two large loan pools from Resolution Trust Corporation, a land trust located in Gibraltar. The profitable part of these pools were sold at a substantial profit, while the non-performing loans were foreclosed. From 1988 through 1991, Mr. Adams independently engaged in the acquisition of real estate. During the same period, he was employed by Porsche, Audi, Ferrari in Woodland Hills, California as a salesman. In this capacity, Mr. Adams was responsible for all aspects of automobile acquisition, including arranging the purchase financing. Mr. Adams attended Los Angeles Valley College for two (2) years and took marketing and sales extension courses at the University of California at Los Angeles.

     It is expected that additional personnel will be employed to assist in operations and financial management. The Company has also identified several people that are candidates for key positions within the organization. The Company has discussed opportunities with some of these people and intends to actively recruit them upon funding. Management recognizes that their expertise and experience is essential to success of its business plan. The Company intends to also continue to expand its advisory group in the areas of business and finance.

(4) Director

            (See "Officer" above.)

Remuneration and Employment Contracts

     The Company was formed on October 20, 1997 and therefore paid no compensation prior to that time. The Company, in consideration for various services performed for the Company, issued to Mr. Mark A. Mintmire, the Company's sole executive officer and/or director 2,000,000 shares of restricted common stock. The Company issued 100,000 shares of unrestricted common stock to Mr. Adams for consulting services performed and costs incurred by Mr. Adams on behalf of the Company. Except for the above-described compensation, it is not anticipated that any executive officer of the Company will receive any cash or non-cash compensation for his or her services in all capacities to the Company until such time as the Company commences business operations. At such time as the Company commences operations, it is expected that the Board of Directors will approve the payment of salaries in a reasonable amount to each of its officers for their services to the Company. (See description in succeeding paragraph.)

     Although there are no employment agreements in place, Mark A. Mintmire will be paid compensation at the annual rate of $50,000 in 2000. If only the minimum funding is subscribed for in this Offering and no other funds are available, it is intended that the amount of Mr. Mintmire's salary and Mr. Adams' consulting services compensation will be respectively $30,000 and the balance deferred for each until cash flow is available to adequately pay such larger amounts.

     As the Company's operations develop, it is anticipated that additional personnel may be hired. It is generally anticipated that any such future individuals will devote full time to the Company. At such time, the Board of Directors may, in its discretion, approve the payment of additional cash or non-cash compensation to the foregoing for their services to the Company.

     The Company does not provide officers with pension, stock appreciation rights, long-term incentive or other plans but has the intention of implementing such plans in the future. (See "Employee Benefits.")

Compensation of Directors

     At least until the Company has $1,000,000 in lease receivables, any members of the Board of Directors will be paid separately for such services. Directors out of pocket expenses will be reimbursed upon presentation of appropriate documents.

Employee Benefits

     It is anticipated that the Company will implement, in the near future, a Restricted Employee Stock Option plan under which its Board of Directors may grant employees, directors and certain advisors of the Company options to purchase its Shares at exercise prices of not less than 85% of the then current market price on the date of their grant. Income from any such options are not expected to be tax deferrable. As of the date of this Prospectus, the plan has not been defined and no options have been granted but it is anticipated that 500,000 Shares will be reserved.

     The Company anticipates that it will adopt, in the future, an employee bonus program to provide incentive to the Company's employees. It is anticipated that such a plan would pay bonuses in cash or stock to employees based upon the Company's pre-tax or after-tax profit for a particular period. It is anticipated that the Company will adopt a retirement plan such as a 401(k) retirement plan and that it will implement an employee health plan comparable to the industry standard. Establishment of such plans and their implementation will be at the discretion of the Board of Directors; any such bonus plan will be based on annual objective, goal-based criteria developed by the Board of Directors for eligible participants and will be exercisable only at prices greater than or equal to the market value of the underlying Shares on the date of their grant.

Employees

     As of  April  30,  2000,  the  Company  had  one  part-time  employee  (Mr.
Mintmire). It is not expected that future employees will be represented by employee union(s).

Property

     The Company's executive offices are located at 2958 Braithwood Court, Atlanta, Georgia 30345. Its telephone number is (770) 414-9596. The Company pays no rent for this space. The Company owns no real or personal property.

Litigation

     There  has  not  been  any  material  civil,   administrative  or  criminal
proceedings concluded, pending or on appeal against the Company or its affiliates and principals.

Securities Ownership Of Certain Beneficial Owners and the Principal Shareholder

     The following table summarizes certain information with respect to the beneficial ownership of the Company's Shares, immediately prior to and after this Offering. The following table sets forth information as of March 31, 2000, regarding the ownership of the Company's common stock by each shareholder known by the Company to be the beneficial owner of more than ten per cent (10%) of its outstanding Shares, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of Common Stock beneficially owned.

                                                                       After the Offering
                                     Prior to Offering (1)        Minimum(2)     Maximum(3)
                                     -----------------            -------        -------
Name of Beneficial Owner:              Number      %           Number      %      Number     %
-------------------------             --------    ---         --------    ---    --------    --
Mark A. Mintmire (4)                 2,020,000  72.14%        2,020,000  68.96%  2,020,000  52.63%
All Directors, Officers and 10%
Shareholders as a Group              2,020,000  72.14%        2,020,000  68.96%  2,020,000  52.63%
                                     ---------  ------        ---------  ------  ---------  ------
All Beneficial Owners as a Group     2,800,000  100.0%        2,900,000  100.0%  3,800,000  100.0%
                                     =========  ======        =========  ======  =========  ======

(1)  Reflects total outstanding Shares of 2,800,000 as of March 31, 2000.

(2) Assumes issuance and sale of 100,000 Shares of the Company during this Offering Period (the "minimum" offering) in addition to the 2,800,000 Shares outstanding as of March 31, 2000, an aggregate 2,900,000 Shares.

(3) Assumes issuance and sale of 1,000,000 Shares of the Company's during this Offering Period (the "maximum" offering) in addition to the 2,800,000 Shares outstanding as of March 31, 2000, an aggregate 3,800,000 Shares.

(4)  Sole executive and Director of the Company.


Family Relationships

            There are no family relationships between relating to the Company and any principal or named consultant.

                             SELECTED FINANCIAL DATA

     The following table sets forth certain financial data for the Company. The selected financial data should be read in conjunction with the Company's
"Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of the Company and Notes thereto. The selected financial data as of and for the period from inception to March 31, 2000 have been derived from the Company's financial statements and are included as Appendix I to this Prospectus.


Current assets                                         $7,893
Noncurrent assets                                         0
Current liabilities                                       0
Gross Revenues                                            0
Gross Profit                                              0
Loss from continuing operations                        15,317
Net loss                                              (15,317)


         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

     Since its inception, the Company has conducted minimal business operations except for organizational and capital raising activities. The Company has had only negligible revenues since its inception due to the fact that its key executive, Mr. Mintmire, until his graduation in August 1998, had been enrolled as a full-time college student in the Masters of Business Administration program at Georgia State University, in Atlanta, Georgia. As a result, from inception (October 20, 1997) through March 31, 2000, the Company had only interest income of $902, all of which came from a loan to a related party. Total company operations and operating expenses as of March 31, 2000 were $16,219. The Company proposes to engage in the business of automobile lease financing/funding.

     Mr. Charles Adams, consultant to the Company, agreed to develop the automobile lease financing/funding business for the Company for the following, among other, reasons: (i) because of his belief that a public company could exploit its talents, services and business reputation to commercial advantage and (ii) to observe directly whether the perceived advantages of a public company, including, among others, greater ease in raising capital, liquidity of securities holdings and availability of current public information, would translate into greater profitability for a public, as compared to a locally-owned lease finance/funding company.

     If the Company is unable to generate sufficient revenue from operations to implement its expansion plans, management intends to explore all available alternatives for debt and/or equity financing, including but not limited to private and public securities offerings. Depending upon the amount of revenue, if any, generated by the Company, management anticipates that it will be able to satisfy its cash requirements for the next approximately six (6) to nine (9) months without raising funds via debt and/or equity financing or from third party funding sources. Accordingly, management expects that it will be necessary for the Company to raise additional funds in the next six(6) months, if only a minimal level of revenue is generated in accordance with management's expectations.

     Mr. Adams, at least initially, will be solely responsible for developing the Company's automobile lease finance/funding business. However, at such time, if ever, as sufficient operating capital becomes available, management expects to employ additional staffing and marketing personnel. In addition, the Company expects to continuously engage in market research in order to monitor new market trends, seasonality factors and other critical information deemed relevant to the Company's business.

     In addition, at least initially, the Company intends to operate out of the home of Mr. Mintmire. Thus, it is not anticipated that the Company will lease or purchase office space or computer equipment in the foreseeable future. the Company may in the future establish its own facilities and/or acquire computer equipment if the necessary capital becomes available; however, the Company's financial condition does not permit management to consider the acquisition of office space or equipment at this time.

Financial Condition, Capital Resources and Liquidity

     At March 31, 2000, the Company had assets totaling $7,893 and no liabilities. Since the Company's inception, it has received $23,000 in cash contributed as consideration for the issuance of its Shares.

     The Company's working capital is presently minimal and there can be no assurance that the Company's financial condition will improve. The Company is expected to continue to have minimal working capital or a working capital deficit as a result of current liabilities. The Company, at inception, issued 2,000,000 shares of the Company's common stock to Mr. Mark A. Mintmire, executive officer and director of the Company, for the fair value of services rendered (valued at $200). At the same time, Mr. Donald F. Mintmire, Esq., the Company's legal counsel, received 100,000 shares of the Company's common stock for services (value $500). During April 1998, the Company issued and sold an aggregate of 300,000 shares of common stock to Georgia and Florida residents for cash consideration totaling $3,000. No underwriter was employed in connection with the offering and sale of the shares. The Company claimed the exemption from registration in connection with each of the offerings provided under Section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder, Section 10-5-9(13) of the Georgia Code.

     During June 1998, the Company issued and sold an aggregate of 400,000 Shares to Florida residents for cash consideration totaling $20,000. No underwriter was employed in connection with the offering and sale of the Shares. The Company claimed the exemption from registration in connection with each of the offerings provided under Section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder and Section 517.061(11) of the Florida Code. Even though management believes, without assurance, that it will obtain sufficient capital with which to implement its business plan on a limited scale, the Company is not expected to continue in operation without an infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders or forego a substantial interest of its revenues, if any.

     The Company has no potential capital resources from any outside sources at the current time. In its initial phase, the Company will operate out of the facility provided by Mr. Mintmire. Mr. Adams will begin by finding clients for the Company and instructing Mr. Mintmire in the operation of an automobile lease financing/funding business. To attract clients, Mr. Adams and Mr. Mintmire will visit potential clients in order to determine their lease financing needs. The Company will place advertising in local area newspapers in Palm Beach County to directly solicit prospective sub- prime and/or credit impaired auto buyers. In the event the Company requires additional capital during this phase, Mr. Mintmire has committed to fund the operation until such time as additional capital is available. The Company believes that it will require six (6) to nine
(9) months in order to determine the market demand potential.

     The ability of the Company to continue as a going concern is dependent upon its ability to obtain clients who will utilize the Company's automobile lease financing/funding programs and whether the Company can attract an adequate number of direct clients who will qualify for a lease financing program. The Company believes that in order to be able to expand its initial operations, it must rent offices in Palm Beach County, hire clerical staff and acquire through purchase or lease computer and office equipment to maintain accurate financial accounting and client data. The Company believes that there is adequate and affordable rental space available in Palm Beach County and sufficiently trained personnel to provide such clerical services at affordable rates. Further, the Company believes that the type of equipment necessary for the operation is readily accessible at competitive rates.

     To implement such plan, also during this initial phase, the Company has initiated this self-underwritten public offering in order to raise from $100,000 to $1,000,000. In the event such placement is successful, the Company believes that it will have sufficient operating capital to meet the initial expansion goals and operating costs for a period of one (1) year. In the event the Company is not successful in raising such funds, the Company believes that it will not be able to continue operations past a period of two (2) to three (3) months.

Net Operating Losses

     The Company has net operating loss carry-forwards of $15,317 expiring at September 30, 2020. The Company has a $3,000 deferred tax asset resulting from the loss carry-forwards, for which it has established a 100% valuation allowance. Until the Company's current operations begin to produce earnings, it is unclear as to the ability of the Company to utilize such carry-forwards.

Forward-Looking Statements

     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated by reference in this Prospectus which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, general economic market and business conditions; the business opportunities (or lack thereof) that may be presented to and pursued by the Company; changes in laws or regulation; and other factors, most of which are beyond the control of the Company. Consequently, all of the forward- looking statements made in this Prospectus is qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations. The Company assumes no obligations to update any such forward-looking statements.

Recent Accounting Pronouncements

     There are no recently issued accounting standards for which the impact on the Company's financial statements at March 31, 2000 is not known.

              ABSENCE OF CURRENT PUBLIC MARKET AND DIVIDEND POLICY

     There is no current public trading market for the Shares. While the Company intends to qualify its Shares for quotation on the NASDAQ Bulletin Board under the symbol "SDPR", that is not expected to occur, if at all, for at least 2-4 months from the date of this Prospectus. There is no assurance that the Company can satisfy then-current pertinent listing standards or, if successful in getting listed, avoid later delisting. (See "Risk Factors.")

     The Company intends to retain future earnings for use in its business and does not anticipate paying any dividends on Shares in the foreseeable future. While not currently so restricted, the Company may be prohibited from paying dividends on the Shares in the future under credit or other financing agreement(s) unless certain amounts are available and certain other conditions are satisfied. (See "Description of Capital Stock-- Dividend Rights.")


                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue 50,000,000 shares of common stock, $0.0001 par value. The issued and outstanding shares of common stock (the "Shares") being registered hereby are validly issued, fully paid and non-assessable. The holders of outstanding Shares are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine.

     All  Shares  have  equal  voting  rights  and,  when  validly   issued  and
outstanding, have one vote per share in all matters to be voted upon by the stockholders. A majority vote is required on all corporate action. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors as they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any directors. (See "Risk
Factors - Control by the Principal Shareholder; No Cumulative Voting; and Possible Anti-Takeover Effects.") The Shares have no preemptive, subscription, conversion or redemption rights and can only be issued as fully paid and non-assessable shares. Upon liquidation, dissolution or winding-up of the Company, the holders of Shares are entitled to receive a pro rata of the assets of the Company which are legally available for distribution to stockholders.

Preferred Stock

     The Company is authorized to issue 10,000,000 shares of Preferred Stock, $0.0001 par value. Currently there are no issued and outstanding preferred shares of the Company and none are contemplated.

Transfer Agent

            Interwest Transfer Co., Inc.
            1981 E. Murray Holiday Road --Suite 100
            Salt Lake City, Utah 84117

Certain Provision of Florida Law.

     Section 607.0902 of the Florida Business Corporation Act prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a "control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition or unless the acquisition of incorporation or bylaws specifically state that this section does not apply. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power:
(i) one-fifth or more, but less than one-third of such voting power; (ii) one-third or more, but less than a majority of such voting power; and (iii) more than a majority of such voting power. The Amended Articles of Incorporation of the Company specifically state that Section 607.0902 does not apply to control-share acquisitions of shares of the Company.

     The only class of stock outstanding at this time (the "Shares"). Shareholders are entitled to one vote per Share on all matters to be voted upon by Shareholders and, upon issuance in consideration of full payment, are non-assessable. In the event of liquidation, dissolution or winding up of the Company, the Shareholders are entitled to share ratably in all assets remaining after payment of liabilities. Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, the holders of more than 50% of the Shares could elect all the directors of the Company. (See "Risk
Factors - Control by the Principal Shareholder; No Cumulative Voting; and Possible Anti-Takeover Effects.") There are no redemption or sinking fund provisions or preemptive rights with respect to the Shares, and Shareholders have no right to require the Company to redeem or purchase Shares.

Dividend Rights

     Each Share is entitled to dividends if, as and when dividends are declared by the Company's Board of Directors. It is not the current expectation of the Company to pay dividends.


                              PLAN OF DISTRIBUTION

     The Shares are offered on a best efforts,  self-underwritten  basis by Mark
A. Mintmire, the sole principal of the Company. The Initial Offering Period will be up to nine (9) months from the date of this Prospectus unless earlier terminated. Shares having an aggregate selling price of $1,000,000 are being offered pursuant to this Registration Statement. Unless earlier terminated, the Initial Offering Period will be up to two (2) months from the date hereof unless extended for periods up to a total of seven (7) additional months. The Company is offering a minimum of $100,000 and up to a maximum of $1,000,000 of Shares. The date that (1) subscriptions for a minimum of $100,000 in Shares have been received and (2) the Company has closed the initial escrow on the Offering will mark the end of the Initial Offering Period. If a minimum of $100,000 in Shares is not sold during the Initial Offering Period (as it may be extended), investor funds will be promptly returned with all pro rata interest earned thereon. Unless the minimum offering is not achieved, all interest earned on subscriptions pending their month-end acceptance will be paid to the Company, not the individual subscribers. Similarly, if the subscription is rejected, in whole or in part (which is in the sole discretion of the Company), the subscription funds or the rejected portion thereof will be returned within 30 days to the subscriber without interest. The up to $1,000,000 offering being made pursuant to this Registration Statement may be extended for additional periods, once the Initial Offering Period is concluded, which in the aggregate will not exceed 24 months from the date of this Prospectus (defined herein as the "Continuous Offering Period").

     The minimum purchase during the Initial and Continuous Offering Periods is $500. Subscriptions for Shares sold during the Continuous Offering Period will continue to be escrowed (see "Escrow Account" below) until accepted at the respective month-end. Subject to pertinent securities requirements, the Company expects to update periodically the Prospectus after its initial nine (9) month Offering Period and continue the Offering if, as expected, the $1,000,000 maximum offering is not achieved during that period; in no case will this Offering extend for more than two years from the date of this Prospectus nor will more than $1,000,000 be raised by the Company under this current Registration Statement. If the $100,000 minimum offering is achieved, the Offering will continue during the Continuous Offering Period at the Company's $1.00 per Share Selling Price until a market develops for the Shares. (At such time as a market develops, Shares will be sold by the Company at the average of the then prevailing bid and asked prices on the date a subscription is received.)

Subscription Procedure

In order to purchase Shares:

     1. An investor must complete and execute a copy of the Subscription Agreement and Power of Attorney (hereafter the "Subscription Agreement") (Exhibit A).

     2. Checks (which should be at least $500) should be made payable as follows: SD Products Corp. -- Attorney Escrow Account.

     3. The check and the Subscription Agreement should be mailed or delivered to the Escrow Agent, Duncan, Blum & Associates (Attn: Carl N. Duncan, Esq.), 5718 Tanglewood Drive, Bethesda, Maryland 20817.

     Each individual subscriber must represent and warrant in the Subscription Agreement that he has either a net worth (exclusive of home, furnishings and automobile) of at least $100,000 or a net worth (similarly calculated) of at least $50,000 and an annual adjusted gross income of at least $25,000. (See "Investment Requirements.") Under the securities laws of certain states, residents of those states may be subject to higher standards as stated in the Annex to the Subscription Agreement. In addition, the subscriber must represent, among other things, that: (a) the subscriber has received this Prospectus; and
(b) the subscriber is (or is not) a citizen or permanent resident of the United States.

     The Company must have reasonable grounds to believe on the basis of information obtained from the Shareholder concerning his investments, financial situation and needs, and any other information known by the undersigned, that:
(i) the purchaser is or will be in a financial position appropriate to enable him to realize to a significant extent the benefits described in the Prospectus;
(ii) the purchaser has a net worth sufficient to sustain the risks inherent to the Company, including losses of investment and lack of liquidity; and (iii) the Company is otherwise a suitable investment for the purchaser.

Escrow Account

     All monies remitted by subscribers during the Initial Offering Period will be deposited in an attorney escrow account maintained by the Company with Duncan, Blum & Associates, 5718 Tanglewood Drive, Bethesda, Maryland 20817 attorney until the $100,000 minimum offering is achieved. The Escrow Agent is not guaranteeing that any interest will accrue on the subscription funds deposited with it. To the extent practicable, the funds held in the account during the Initial Offering Period will be invested at the direction of management in short-term U.S. Treasury securities and other high quality interest-earning obligations. Unless the minimum is not achieved, all interest earned during the Initial Offering Period on the proceeds of the subscriptions held in such account maintained by the Company with the Escrow Agent will be retained by the Company. (See "Application of Proceeds" and "The Company--Management.") Subscriptions for Shares sold during the Continuous Offering Period will continue to be escrowed (with all interest earned thereon retained by the Company).


                              ERISA CONSIDERATIONS

     Persons who contemplate purchasing Shares on behalf of Qualified Plans are urged to consult with tax and ERISA counsel regarding the effect of such purchase and, further, to determine that such a purchase will not result in a prohibited transaction under ERISA, the Code or a violation of some other provision of ERISA, the Code or other applicable law. The management and the Company necessarily will rely on such determination made by such persons, although no Shares will be sold to any Qualified Plans if management believes that such sale will result in a prohibited transaction under ERISA or the Code.

                                  LEGAL MATTERS

     The validity of Shares being offered by this Prospectus will be passed upon for the Company by Duncan, Blum & Associates, Bethesda, Maryland and Washington, D.C.

     The Company may from time to time be a party to various legal actions arising in the ordinary course of its business. The Company is not currently involved in any such actions.


                                     EXPERTS

     The financial statements included in this Prospectus and in the Registration Statement have been audited by Durland & Company, CPAs, P.A., independent certified public accountants, to the extent and for the period set forth in their report, which contains an emphasis paragraph regarding the Company's ability to continue as a going concern, appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.


                              AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form SB-1 with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in such Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. Reference is made to such Registration Statement, including the amendment(s) and exhibits thereto, for further information with respect to the Company and such securities. The Registration Statement can be inspected and copied at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's following regional offices: at Seven World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison, Suite 1400, Chicago, Illinois 60601. Copies of the Registration Statement can be obtained from the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Statements made in this Prospectus concerning the contents of any documents referred to herein are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statement.

     For further information with respect to the Company and the shares of common stock offered hereby, reference is made to the Registration Statement and the exhibits and the financial statements, notes and schedules filed as a part thereof or incorporated by reference therein, which may be inspected at the public reference facilities of the SEC, at the addresses set forth above. Moreover, the Company has filed such materials electronically with the SEC; accordingly, such materials can be accessed through the SEC's web site that contains reports, proxy and information statements and other information regarding registrants (http// www.sec.gov).

     Moreover, the Company is subject to the informational and periodic reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, Company annual (Form 10-KSB), quarterly (Form 10-QSB) and periodic material reports (Form 8-KSB) are available (and accessible) as outlined above.

                          INDEX TO FINANCIAL STATEMENTS



Independent Auditors' Report...............................................F-2

Balance Sheets.............................................................F-3

Statements of Operations...................................................F-4

Statements of Changes in Stockholders' Equity..............................F-5

Statements of Cash Flows...................................................F-6

Notes to Financial Statements..............................................F-7

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
SD Products Corporation
Atlanta, Georgia

We have audited the accompanying balance sheets of SD Products Corporation, a development stage enterprise, as of September 30, 1999 and 1998 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SD Products Corporation as of September 30, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has experienced a loss since inception. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                               /s/ Durland & Company, CPAs, P.A.
                                                   Durland & Company, CPAs, P.A.
Palm Beach, Florida
December 13, 1999

                             SD Products Corporation
                        (A Development Stage Enterprise)
                                 Balance Sheets




                                                                              September 30,               March 31,
                                                                                   1999                     2000
                                                                        -------------------------- -----------------------
                                                                                                         (unaudited)
                                            ASSETS
CURRENT ASSETS
   Cash                                                                 $                   13,200 $                 1,688
   Loan and accrued interest  receivable - related party                                         0                   6,205
                                                                        -------------------------- -----------------------

     Total current assets                                                                   13,200                   7,893
                                                                        -------------------------- -----------------------

Total Assets                                                            $                   13,200 $                 7,893
                                                                        ========================== =======================

                             LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accrued expenses                                                     $                      452 $                     0
   Accrued expenses - related party                                                            500                       0
                                                                        -------------------------- -----------------------

     Total current liabilities                                                                 952                       0
                                                                        -------------------------- -----------------------

Total Liabilities                                                                              952                       0
                                                                        -------------------------- -----------------------

STOCKHOLDERS' EQUITY
   Preferred stock, $0.0001 par value, authorized 10,000,000
     shares: none issued                                                                         0                       0
   Common stock, $0.0001 par value, authorized 50,000,000
     shares: 2,800,000  issued and outstanding                                                 280                     280
   Additional paid-in capital                                                               22,930                  22,930
   Deficit accumulated during the development stage                                        (10,962)                (15,317)
                                                                        -------------------------- -----------------------

     Total Stockholders' Equity                                                             12,248                   7,893
                                                                        -------------------------- -----------------------

Total Liabilities and Stockholders' Equity                              $                   13,200 $                 7,893
                                                                        ========================== =======================











                     The accompanying notes are an integral
                       part of the financial statements.

                             SD Products Corporation
                        (A Development Stage Enterprise)
                            Statements of Operations


                                                                                                                      Period from
                                                                                                                    October 20, 1997
                                               Year Ended September 30,         Six Months Ended March 31,           (Inception)
                                          --------------------------------  -------------------------------------     through
                                              1999               1998               2000              1999          March 31, 2000
                                          ---------------   --------------  ------------------  -----------------   ------------
                                                                                 (unaudited)        (unaudited)      (unaudited)
Revenues                                  $            0   $            0   $                0  $               0   $         0

Expenses
    General and administrative expenses            1,466            6,426                  210                690         8,102
    Legal fees - related party                       500               10                    0                  0           510
    Professional fees                              3,057              200                4,350              2,375         7,607
                                          --------------   --------------   ------------------  -----------------   -----------

        Total expenses                             5,023            6,636                4,560              3,065        16,219
                                          --------------   --------------   ------------------  -----------------   -----------

Loss from operations                              (5,023)          (6,636)              (4,560)            (3,065)      (16,219)

Other income (expense)
    Interest income - related party                  604               93                  205                503           902
                                          --------------   --------------   ------------------  -----------------   -----------

Net loss                                  $       (4,419)  $       (6,543)              (4,355)            (2,562)      (15,317)
                                          ==============   ==============   ==================  =================   ===========
Basic net loss per weighted average share $     (.00)      $         (.00)  $         (.00)     $        (.00)      $   (.01)
                                          ==============   ==============   ==================  =================   ===========
Weighted average number of shares              2,800,000        2,424,986            2,800,000          2,800,000     2,800,000
                                          ==============   ==============   ==================  =================   ===========











                     The accompanying notes are an integral
                       part of the financial statements.

                             SD Products Corporation
                        (A Development Stage Enterprise)
                       Statements of Stockholders' Equity
         Period From October 20, 1997 (Inception) through March 31, 2000



                                                                                                       Deficit
                                                                                                       Accumulated
                                                                                           Additional  During the       Total
                                                   Number of         Preferred   Common    Paid-in     Development   Stockholders'
                                                     Shares            Stock      Stock    Capital      Stage         Equity
                                                  --------------  ------------  --------- ----------- ------------- --------------
BEGINNING BALANCE,
October 20, 1997 (Inception)                                   0  $          0  $       0 $         0 $           0 $            0

Year ended September 30, 1998:
   October 20, 1997 - services ($0.0001/sh)            2,100,000             0        210           0             0            210
   April 7, 1998 - cash ($0.01/sh)                        20,000             0          2         198             0            200
   April 8, 1998 - cash ($0.01/sh)                       100,000             0         10         990             0          1,000
   April 11, 1998 - cash ($0.01/sh)                       40,000             0          4         396             0            400
   April 12, 1998 - cash ($0.01/sh)                       40,000             0          4         396             0            400
   April 13, 1998 - cash ($0.01/sh)                       20,000             0          2         198             0            200
   April 14, 1998 - cash ($0.01/sh)                       40,000             0          4         396             0            400
   April 15, 1998 - cash ($0.01/sh)                       20,000             0          2         198             0            200
   April 17, 1998 - cash ($0.01/sh)                       20,000             0          2         198             0            200
   June 24, 1998 - cash ($0.05/sh)                       300,000             0         30      14,970             0         15,000
   June 29, 1998 - cash ($0.05/sh)                       100,000             0         10       4,990             0          5,000

Net loss                                                       0             0          0           0        (6,543)        (6,543)
                                                  --------------  ------------  --------- ----------- ------------- --------------

BALANCE, September 30, 1998                            2,800,000             0        280      22,930        (6,543)        (6,543)

Year ended September 30, 1999:
Net loss                                                       0             0          0           0        (4,419)        (4,419)
                                                  --------------  ------------  --------- ----------- ------------- --------------

BALANCE, September 30, 1999                            2,800,000  $          0  $     280 $    22,930 $     (10,962)$       12,248

Six Months ended March 31, 2000: (unaudited)
-------------------------------
Net loss                                                       0  $          0  $       0 $         0 $      (4,355)$       (4,355)
                                                  --------------  ------------  --------- ----------- ------------- --------------

BALANCE, March 31, 2000 (unaudited)                    2,800,000  $          0  $     280 $    22,930 $     (15,317)$        7,893
                                                  ==============  ============  ========= =========== ============= ==============






                     The accompanying notes are an integral
                       part of the financial statements.

                             SD Products Corporation
                        (A Development Stage Enterprise)
                            Statements of Cash Flows




                                                                                                                  Period from
                                                                                                                  October 20, 1997
                                                         Year Ended September 30,  Six Months Ended March 31,     (Inception)
                                                        ------------------------  -------------------------        through
                                                            1999           1998       2000             1999       March 31, 2000
                                                        -----------  ----------- --------------   --------------  ----------
                                                                                 (unaudited)      (unaudited)    (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss                                                $  (4,419)   $    (6,543)  $     (4,355)  $       (2,562)  $      (15,317)
Adjustments to reconcile net loss to net cash used for
operating activities:
    Stock issued for services                                   0            10              0                0               10
    Stock issued for services - related party                   0           200              0                0              200
Changes in operating assets and liabilities:
    (Increase) decrease accrued interest receivable -
        related party                                          93           (93)          (205)              73             (205)
    Increase (decrease) accrued expenses                   (2,548)        3,000           (952)               0                0
    Increase (decrease) accrued expenses -
        related party                                           0           500              0                0                0
                                                        ---------   -----------   ------------   --------------   --------------

Net cash used by operating activities                      (6,874)       (2,926)        (5,512)          (2,489)         (15,312)
                                                        ---------   -----------   ------------   --------------   --------------

CASH FLOWS FROM INVESTING ACTIVITIES:

    (Advance to) repayment from related party              18,000       (18,000)        (6,000)           3,000           (6,000)
                                                        ---------   -----------   ------------   --------------   --------------

Net cash (used) provided by investing activities           18,000       (18,000)        (6,000)           3,000           (6,000)
                                                        ---------   -----------   ------------   --------------   --------------

CASH FLOWS FROM FINANCING ACTIVITIES:

    Proceeds from issuance of common stock                      0        23,000              0                0           23,000
                                                        ---------   -----------   ------------   --------------   --------------

Net cash provided by financing activities                       0        23,000              0                0           23,000
                                                        ---------   -----------   ------------   --------------   --------------

Net increase in cash                                       11,126         2,074        (11,512)             511            1,688

CASH, beginning of period                                   2,074             0         13,200            1,898                0
                                                        ---------   -----------   ------------   --------------   --------------

CASH, end of period                                     $  13,200   $     2,074   $      1,688   $        2,409   $        1,688
                                                        =========   ===========   ============   ==============   ==============











                     The accompanying notes are an integral
                       part of the financial statements.

                             SD Products Corporation
                        (A Development Stage Enterprise)
                          Notes to Financial Statements
                (Information with respect to the six months ended
                     March 31, 2000 and 1999 is unaudited)


(1) Summary of Significant Accounting Principles
      The Company SD Products Corporation is a Florida chartered development stage corporation which conducts business from its headquarters in Atlanta, Georgia. The Company was incorporated on October 20, 1997.

            The Company has not yet engaged in its expected operations. The Company's future operations will be to provide automobile leasing for various consumer groups. Current activities include raising additional equity and negotiating with potential key personnel and facilities. There is no assurance that any benefit will result from such activities. The Company will not receive any operating revenues until the commencement of operations, but will nevertheless continue to incur expenses until then.

            The  following   summarize  the  more  significant   accounting  and
            reporting policies and practices of the Company:

            a)  Start-up   costs  Costs  of   start-up   activities,   including
            organization costs, are expensed as incurred, in accordance with Statement of Position (SOP) 98-5.

            b) Net loss per share Basic is computed by dividing the net loss by the weighted average number of common shares outstanding during the period.

            c) Use of estimates The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and revenues and expenses for the period then ended. Actual results may differ significantly from those estimates.

            d) Unaudited information The financial statements for the six months ended March 31, 2000 and 1999 and for the period since October 20, 1997, (Inception), through March 31, 2000 include all adjustments which in the opinion of management are necessary for fair presentation, and such adjustments are of a normal and recurring nature. Results for interim periods are not necessarily indicative of a full year's operations.

(2) Loan Receivable The Company authorized a loan in the amount of $18,000 to a related party at the rate of 9% per year, payable on demand. Interest of $93 was accrued at September 30, 1998. The loan principal and accrued interest were paid in full in fiscal 1999. The Company authorized a loan in the amount of $6,000 to a related party at the rate of 9% per year, payable on demand. Interest of $205 was accrued at March 31, 2000.

(3) Stockholders' Equity The Company has authorized 50,000,000 shares of $0.0001 par value common stock and 10,000,000 shares of $0.0001 par value preferred stock. Rights and privileges of the preferred stock are to be determined by the Board of Directors prior to issuance. The Company had 2,800,000 shares of common stock and 0 shares of preferred stock issued and outstanding at September 30, 1999. The Company, on October 20, 1997, issued 2,000,000 shares to its sole Officer and Director for the value of services rendered in connection with the organization of the Company. On the same date, the Company issued 100,000 shares for the value of consulting services rendered in connection with the organization of the Company. In April 1998, the Company issued 300,000 shares of common stock at $0.01 per share for $3,000 in cash. In June 1998, the Company issued 400,000 shares of common stock at $0.05 per share for $20,000 in cash.

(4) Income Taxes Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. The Company has net operating loss carry- forwards for income tax purposes of approximately $6,500, $4,400 and $4,400 expiring at September 30, 2018, 2019 and 2020, respectively.

                             SD Products Corporation
                        (A Development Stage Enterprise)
                          Notes to Financial Statements


(4) Income Taxes (Continued) The amount recorded as deferred tax assets is approximately $1,300 and $1,800 as of September 30, 1999 and March 31, 2000, respectively, which represents the amount of tax benefit of the loss carryforward. The Company has established a 100% valuation allowance against this deferred tax asset, as the Company has no history of profitable operations.

(5) Going Concern As shown in the accompanying financial statements, the Company incurred a net loss of $11,000 for the period from October 20, 1997 (Inception) through September 30, 1999, and has continued to incur net losses subsequent thereto. The ability of the Company to continue as a going concern is dependent upon commencing operations and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company is currently seeking financing to allow it to begin its planned operations.

(6) Related parties Counsel to the Company directly owns 100,000 shares of the Company, and indirectly owns 100,000 shares in the Company through the 100% sole ownership of the common stock of another company that has invested in the Company. Also, counsel's adult son, sole Officer and Director of the Company, directly owns 2,020,000 shares in the Company.

            As discussed in Note 2, the Company extended a loan to a company under common control.

            Related party balances and amounts for the period since inception, (October 20, 1997), ended September 30, 1999 are as follows:


Professional fees payable - related party    $      510
                                             ==========
Organizational costs - related party         $      245
                                             ==========
Accrued expenses - related party             $      500
                                             ==========
Interest earned - related party              $      604
                                             ==========

                                                                       EXHIBIT A

                             SUBSCRIPTION AGREEMENT


SD Products Corp.
Attn: Mark A. Mintmire, President
2958 Braithwood Court
Atlanta, Georgia 30345

            By executing this Subscription Agreement (the "Subscription Agreement") of SD Products Corp. (hereafter, the "Company"), the undersigned purchaser (hereafter, the "Purchaser") hereby irrevocably subscribes for shares of common stock ("Shares") in the Company. Purchaser herewith encloses the sum of $___________ ($500 minimum in $500 increments) representing the purchase of _____ Shares at $1.00 per Share. Subscriptions, whether checks or wire transfers, should be made payable to SD Products Corp. -- Attorney Escrow Account and forwarded to the Escrow Agent, Duncan, Blum & Associates (Attn: Carl
N. Duncan, Esq.), 5718 Tanglewood Drive, Bethesda, Maryland 20817. If this Subscription Agreement is accepted, the Purchaser agrees to contribute the amount enclosed to the Company.

            Purchaser represents that he, she or it has (i) a net worth of at least $100,000 (exclusive of home, furnishings and automobiles) or (ii) a net worth (similarly calculated) of at least $50,000 and an annual adjusted gross income of at least $25,000. Purchaser represents that he meets these financial requirements and that he is of legal age. Purchaser is urged to review carefully the responses, representations and warranties he is making herein. Purchaser agrees that this subscription may be accepted or rejected in whole or in part by the Company in its sole and absolute discretion.

READ THIS PROSPECTUS CAREFULLY BEFORE YOU SUBSCRIBE. CONTAINED HEREIN ARE DISCLOSURES CONCERNING VARIOUS RISKS, CONFLICTS, FEES AND EXPENSES RELATING TO OR TO BE PAID BY THE COMPANY. YOU SHOULD BE AWARE THAT THE DISCLOSURES MADE MAY BE USED AS A DEFENSE IF PROCEEDINGS ARE BROUGHT BY SHAREHOLDERS RELATING TO THE COMPANY.

Representations and Warranties

            Purchaser makes the following representations and warranties in order to permit the Company to determine his suitability as a purchaser of
Shares:

(1) The undersigned has received the Company's Prospectus and the exhibits thereto.

(2) The undersigned understands that the Company has made all documents pertaining to the transactions described in the Company's Prospectus available to the undersigned in making the decision to purchase the Shares subscribed for herein.

(3) The undersigned is reminded that:

       (a) The Shares are speculative investments, the purchase of which involves a high degree of risk of loss of the entire investment of the undersigned in the Company.

       (b) S/he is encouraged to discuss the proposed purchase with her/his attorney, accountant or a Purchaser Representative (as defined under the Securities Act of 1933, as amended) or take the opportunity to do so, and is satisfied that s/he has had an adequate opportunity to ask questions concerning the Company, the Shares and the Offering described in the Prospectus.

       (c) No federal or state agency has passed upon the adequacy or accuracy of the information set forth in the Prospectus or made any finding or determination as to the fairness of the investment, or any recommendation or endorsement of the Shares as an investment.

       (d) S/he must not be dependent upon a current cash return with respect to her/his investment in the Shares. S/he understands that distributions are not required (and are not expected) to be made.

       (e) The Company is not a "tax shelter" and the specific tax consequences to her/him relative to as an investment in the Company will depend on her/his individual circumstances.

(4) If the Shares are being subscribed for by a pension or profit-sharing plan, the undersigned independent trustee represents that s/he has reviewed the plan's portfolio and finds (considering such factors as diversification, liquidity and current return and projected return of the portfolio) this purchase to be a prudent investment under applicable rules and regulations, and acknowledges that no representation is made on behalf of the Company that an investment in the Company by such plan is suitable for any particular plan or constitutes a prudent investment thereby. Moreover, the undersigned independent trustee represents that s/he understands that income generated by the Company may be subject to tax, that s/he is authorized to execute such subscription on behalf of the plan or trust and that such investment is not prohibited by law or the plan's or trust's governing documents.

            The undersigned understands and agrees that this subscription may be accepted or rejected by the Company in whole or in part, in its sole and absolute discretion. The undersigned hereby acknowledges and agrees that this Subscription Agreement shall survive (i) non-material changes in the transactions, documents and instruments described in the Prospectus, (ii) death or disability of the undersigned and (iii) the acceptance of this subscription by the Company. By executing this Subscription Agreement below, the undersigned
(i) acknowledge the accuracy of all statements and (ii) appoints the management of the Company to act as his true and lawful attorney to file any documents or take any action required by the Company to carry out its business activities.

            The foregoing information which the undersigned has provided to the Company is true and accurate as of the date hereof and shall be true and accurate as of the date of the undersigned's admission as a Shareholder. If in any respect such representations, warranties or information shall not be true and accurate at any time prior to the undersigned's admission as a Shareholder, s/he will give written notice of such fact to the Company, specifying which representation, warranty or information is not true and accurate and the reason therefor.

By executing this Subscription Agreement, the undersigned certifies, under penalty of perjury:

     (1) That the Social Security Number or Taxpayer Identification Number provided below is correct; and

(2) That the IRS has never notified him that s/he is subject to 20% backup withholding, or has notified her/him that s/he is no longer subject to such backup withholding. (Note: If this part (2) is not true in your case, please strike out this part before signing.)

(3) The undersigned is a U.S. citizen or resident, or is a domestic corporation, partnership or trust, as defined in the Internal Revenue Code of 1986, as amended. (Note: If this part (3) is not true in your case, please strike out this part before signing.)

(4) That the undersigned acknowledges and agrees that this information may be disclosed to the Internal Revenue Service by the Company and that any false statement contained herein is punishable by fine, imprisonment or both. The undersigned will notify the Company within sixty (60) days of the date upon which any of the information contained herein becomes false or otherwise changes in a material manner, or the undersigned becomes a foreign person. The undersigned agrees to update this information whenever requested by the Company. Under penalties of perjury, the undersigned declares that the undersigned has examined the information contained herein and to the best of the undersigned's knowledge and belief, it is true, correct and complete, and that the undersigned has the authority to execute this Subscription Agreement.

       This Subscription Agreement and the representations and warranties contained herein shall be binding upon the heirs, executors, administrators and other successors of the undersigned. If there is more than one signatory hereto, the obligations, representations, warranties and agreements of the undersigned are made jointly and severally. The undersigned is the following kind of entity (please check):

           |_| Individual                  |_| IRA
           |_| Joint Account - JTWROS      |_| Pension Plan
           |_| Joint Account - TENCOM      |_|  Trust
           |_| UGMA (Gift to Minor)        |_|  Non-Profit Organization
           |_| Partnership                 |_|  Employee of NASD member firm
           |_| Corporation                 |_|  Other (Specify)

                                           Dated this ____ day of ______ of 1999


Mr./Ms. ____________________________       ____________________________________
              Purchaser's Name                  Social Security or Tax ID#

Mr./Ms. ____________________________       ____________________________________
         Name of Second Purchaser           Date of Birth of First Purchaser

____________________________________       (   )_______________________________
Street Address of First Purchaser                  Business Phone (Day)

____________________________________       (   )_______________________________
City State and Zip Code                            Home Phone

____________________________________       (   )_______________________________
Signature of First Purchaser                      Email address (if applicable)
(Individual, Custodian or Officer
or Partner of Entity)

_____________________________________________
Signature of Second Purchaser (if applicable)

NOTE: If a joint subscription, please indicate whether joint tenants with right of survivorship (JTWROS) or tenants in common (TENCOM). Each joint tenant or tenant in common must sign in the space provided. If purchaser is a trust, partnership, corporation or other business association, the signing trustee, partner or officer represents and warrants that he/she/it has full power and authority to execute this Subscription Agreement on its behalf. If Purchaser is a trust or partnership, please attach a copy of the trust instrument or partnership agreement. If Purchaser is a corporation, please attach certified corporate resolution authorizing signature.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the Offering covered by this Prospectus. If given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute as an offer to sell, or a solicitation of an offer to buy, the common stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.


                               1,000,000 shares of
                                  common stock


                                SD PRODUCTS CORP.



                   ------------------------------------------


                                   PROSPECTUS

                   ------------------------------------------



                                June _____, 2000






                                TABLE OF CONTENTS

Descriptive Title                                                   Page
-----------------                                                   ----
Investment Requirements                                                2
Prospectus Summary                                                     5
Summary Financial Data                                                 6
Pro Forma Financial Information                                        7
Introductory Statement: Who Should Invest                              7
Risk Factors                                                           7
Selling Shareholders                                                  16
Fiduciary Responsibility
   of the Company's Management                                        17
Related Party Transactions
Application of Proceeds                                               18
Capitalization                                                        20
Dilution                                                              20
The Company                                                           22
Selected Financial Data                                               28
Management's Discussion and Analysis
   of Financial Condition and Results
   of Operations                                                      29
Absence of Public Market and
   Dividend Policy                                                    31
Description of Capital Stock                                          31
Plan of Distribution                                                  32
ERISA Considerations                                                  34
Legal Matters                                                         34
Experts                                                               34
Available Information                                                 34
Appendix I (Financial Statements)                                    I-1
Exhibit A-Subscription Agreement                                     A-1

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.       Indemnification of Directors and Officers

              Reference is made to  "Fiduciary  Responsibility  of  Registrant's
Management" and "Description of Capital Stock" contained in the Prospectus relating to the indemnification of Registrant's officers, directors, stockholders, employees and affiliates. The Registrant is prohibited from indemnifying its affiliates for liabilities resulting from violations or alleged violations of the Securities Act of 1933 or any state securities laws in connection with the issuance or sale of the shares of common stock, except in the case of successful defense of an action in which such violations are alleged, and then only if a court approves such indemnification after being appraised of relevant regulatory positions on indemnification.

Item 2.       Other Expenses of Issuance and Distribution.

              Set forth below is an estimate of the approximate amount of the fees and expenses paid by the Registrant and affiliates as described in the Prospectus.

                                                                 Approximate Amount*
                                                            Minimum             Maximum
                                                         --------------      -------------
Securities and Exchange Commission registration fee.......$   200.00         $   200.00
Printing expenses.........................................  5,000.00           5,000.00
Accounting fees and expense                                 2,000.00           2,000.00
Blue Sky filing fees......................................  1,250.00           1,250.00
Legal (including Blue Sky) fees........................... 25,000.00          25,000.00
Escrow expenses...........................................    500.00             500.00
Miscellaneous expenses .................................... 1,000.00           1,000.00
                                                            --------           --------

                        TOTAL.............................$34,950.00         $34,950.00
                                                          ==========         ==========

* The offering expenses are expected to be the same irrespective of whether the $100,000 minimum or $1,000,000 maximum is raised.

Item 3.     Undertakings

A.          Certificates:  Inapplicable

B.          Rule 415 Offering

            The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to: (i) include any prospectus required by Section 10(a) (3) of the Securities Act of 1933 (the "1933 Act"); (ii) reflect in the Prospectus any facts or events which, together, represent a fundamental change in the information in the Registration Statement; and (iii) include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the 1933 Act, treat each post-effective amendment as a new Registration Statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

C.          Request for Acceleration of Effective Date

            The Registrant may elect to request acceleration of the effective date of the Registration Statement under Rule 461 of the 1933 Act.

D.          Indemnification

            Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

            In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

E.          Rule 430A

            The undersigned Registrant will:

            (1)  For   determining  any  liability  under  the  Act,  treat  the
            information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of a Prospectus filed by the Registrant under Rule
            424(b) (1) or (4) or 497(h) under the Act as part of this Registration Statement as of the time the Commission declared it effective.

            (2) For any liability under the 1933 Act, treat each post-effective amendment that contains a form of Prospectus as a new Registration Statement for the securities offered in the Registration Statement, and that the offering of the securities at that time as the initial bona fide offering of those securities.

Item 4.     Recent Sales of Unregistered Securities

            There has been no established public trading market for the Registrant's common stock since its inception on October 20,1997. As of March 31, 2000, Registrant had 20 shareholders of record owning its 2,800,000 outstanding shares of common stock.

            On  October  20,  1997,   Registrant   issued  2,000,000  shares  of
restricted common stock to Mr. Mark A. Mintmire, the President and Treasurer of Registrant and record and beneficial owner of approximately 72.14% of Registrant's outstanding Shares, in consideration and exchange for his services in connection with the organization of Registrant.

            On October 20, 1997,  Registrant  issued and sold 100,000  shares of unrestricted common stock to Mr. Donald F. Mintmire, the legal counsel of Registrant and record and beneficial owner of approximately 3.57% of Registrant's outstanding common stock, in consideration and exchange for his legal services (valued at $500) in connection with the organization of Registrant.

            On October 20, 1997, Registrant issued 100,000 shares of unrestricted common stock to Mr. Charles Adams, Registrant's key consultant and record and beneficial owner of approximately 3.57% of Registrant's outstanding common stock, in consideration and exchange for his services in connection with the organization of Registrant.

            During April 1998, Registrant issued and sold (at $.01 per share) an aggregate of 300,000 shares of common stock to fifteen(15) Georgia residents for cash consideration totaling $3,000. No underwriter was employed in connection with the offering and sale of the shares. The Company claimed the exemption from registration in connection with each of the offerings provided under Section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder as well as
Section 10-5-9(13) of the Georgia Code.

            During June 1998, Registrant issued and sold an aggregate of 400,000 shares of common stock to Florida residents for cash consideration totaling $20,000 (200,000 shares to two (2) Florida residents at $.05 per share and 200,000 shares to two (2) Florida corporations, all at $.05 per share). No underwriter was employed in connection with the offering and sale of the shares. The Company claimed the exemption from registration in connection with each of the offerings provided under Section 3(b) of the Act and Rule 504 of Regulation D promulgated thereunder as well as Section 517.061(11) of the Florida Code.

            The facts relied upon the by Registrant to make the federal exemption available include the following: (i) the aggregate offering price for the offering of the shares of common stock did not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of the shares in reliance on an exemption under Section 3(b) of, or in violation of Section 5(a) of, the Act; (ii) no general solicitation or advertising was conducted by Registrant in connection with the offering of any of the shares; (iii) the Registrant has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; (b) an "investment company" within the meaning of the Investment Company Act of 1940, as amended; or (c) a development stage Company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (iv) the required number of manually executed originals and true copies of Form D were duly and timely filed with the U.S. Securities and Exchange Commission.

            The  facts  relied  upon to make  the  Georgia  exemption  available include the following: (i) the aggregate number of persons purchasing Registrant's stock during the 12 month period ending on the date of issuance did not exceed fifteen (15) persons; (ii) neither the offer nor the sale of any of the shares was accomplished by a public solicitation or advertisement; (iii) each certificate contains a legend stating "These securities have been issued or sold in reliance of paragraph (13) of Code Section 10-5-9 of the Georgia Securities Act of 1973 and may not be sold or transferred except in a transaction which is exempt under such act or pursuant to an effective registration under such act"; and (iv) each purchaser executed a statement to the effect that the securities purchased have been purchased for investment purposes. Offerings made pursuant to this section of the Georgia Securities Act have no requirement for an offering memorandum or disclosure document. An issuer is deemed to have satisfied such requirement if such purchaser or his representative has been given access to all material books and records of the issuer; all material contacts and documents relating to the proposed transaction and an opportunity to question the appropriate executive officer. In this regard, the Company supplied such information and Mr. Adams was made available for such questioning.

            The facts relied upon to make the Florida exemption available include the following: (i) sales of the shares of common stock were not made to more than 35 persons; (ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement; (iii) all purchasers either had a preexisting personal or business relationship with one or more of the executive officers of Registrant or, by reason of their business or financial experience, could be reasonably assumed to have the capacity to protect their own interests in connection with the transaction; (iv) each purchaser represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, each purchaser had reasonable access to or was furnished all material books and records of Registrant, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of Registrant. Pursuant to Florida Statutes Rule 3E-500.005, in offerings made under Section 517.061(11), an offering memorandum is not required; however each purchaser (or his representative) must be provided with or given reasonable access to full and fair disclosure of material information. An issuer is deemed to have satisfied such requirement if such purchaser or his representative has been given access to all material books and records of the issuer; all material contacts and documents relating to the proposed transaction and an opportunity to question the appropriate executive officer. In this regard, the Company supplied such information and Mr. Adams was made available for such questioning.

Item 5.     Index to Exhibits

(a)(1)  Financial Statements -- Included in Prospectus:

        Independent Certified Public Accountants' Report.

        Balance Sheet as of March 31, 2000

        Statement of Changes in Shareholder's Equity for the Period October 20, 1997 (Date of Formation) through March 31, 2000.

        Notes to Financial Statements.

(a)(2)  Included Separately from Prospectus:
          Consent of Independent Public Accountants.

        Schedules are omitted for the reason that all required information is contained in the financial statements included in the Prospectus.

(b)  Exhibits:

 3.1.1       Certificate of Incorporation of Registrant.

 3.1.2       Certificate of Amendment to the Certificate of Incorporation.

 3.2         Bylaws of Registrant

 3.3         Form of Stock Certificate

 3.4 Subscription Agreement and Power of Attorney (attached to the Prospectus as Exhibit A).

 5.1         Opinion of Counsel as to the legality of the Shares.

 24.1        Consent of Counsel (Duncan, Blum & Associates).

 24.2        Consent of Auditors (Durland & Company, CPAs, P.A.).

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and has duly caused this Registration Statement to be signed on its behalf by the Undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 12th day of May, 2000.

                              SD Products Corp.

                              By: /s/ Mark A. Mintmire
                              -------------------------------
                              Mark A. Mintmire, President

            Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in his respective capacity as officer and/or director of the Registrant on the date indicated.

   Signatures                     Title                        Date
---------------------             ---------------              ------------

/s/Mark A. Mintmire                                            May 12, 2000
-----------------------          President, CEO
   Mark A. Mintmire               and Director


/s/ Mark A. Mintmire
-----------------------
   Mark A. Mintmire               Treasurer,                   May 12, 2000
                                  Chief Financial Officer and Secretary